RECEIVED
2010 AUG 16 P 12:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


10016159

SUPPL

File No. 082-01263

Danske Bank A/S –Rule 12g-3-2(b) filings

Danske Bank

MANAGEMENT'S REPORT 3

INTERIM FINANCIAL STATEMENTS – DANSKE BANK GROUP 25

INTERIM FINANCIAL STATEMENTS – DANSKE BANK A/S 50

STATEMENT BY THE MANAGEMENT 58

AUDITORS' REVIEW REPORTS 59

SUPPLEMENTARY INFORMATION 61

Interim Report – First Half 2010 is a translation of the original report in the Danish language *(Delårsrapport – 1. halvår 2010)*. In case of discrepancies, the Danish version prevails.


FOKUS BANK
SAMPO PANKKI
DANSKE BANK RUSSIA
DANSKE BANK SWEDEN
SAMPO PANK
DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
DANSKE BANKA
DANSKE BANKAS
NORTHERN BANK
NATIONAL IRISH BANK
DANSKE BANK LONDON
DANSKE BANK HAMBURG
DANSKE BANK POLAND
DANSKE BANK INTERNATIONAL

OPERATIONS IN 14 COUNTRIES / 703 BRANCHES / 5 MILLION CUSTOMERS / 22,025 EMPLOYEES

Financial highlights – Danske Bank Group

INCOME STATEMENT (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	11,934	14,134	84	5,927	6,007	6,765	6,625	6,907	27,524
Net fee income	4,116	3,683	112	2,068	2,048	2,077	1,918	1,920	7,678
Net trading income	5,196	12,397	42	2,817	2,379	1,961	3,886	4,918	18,244
Other income	2,141	1,508	142	1,091	1,050	872	703	861	3,083
Net income from insurance business	756	561	135	153	603	1,779	470	470	2,810
Total income	24,143	32,283	75	12,056	12,087	13,454	13,602	15,076	59,339
Expenses	13,259	15,385	86	6,836	6,423	7,184	6,338	8,489	28,907
Profit before loan impairment charges	10,884	16,898	64	5,220	5,664	6,270	7,264	6,587	30,432
Loan impairment charges	7,752	14,531	53	3,479	4,273	4,982	6,164	6,550	25,677
Profit before tax	3,132	2,367	132	1,741	1,391	1,288	1,100	37	4,755
Tax	1,426	1,642	87	804	622	883	517	865	3,042
Net profit for the period	1,706	725	235	937	769	405	583	-828	1,713
Attributable to minority interests	-	-14	-	-	-	-	-	-	-14

BALANCE SHEET (END OF PERIOD) (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Due from credit institutions and central banks	217,100	261,928	83	217,100	231,222	202,356	301,880	261,928	202,356
Loans and advances	1,688,632	1,731,077	98	1,688,632	1,665,768	1,669,552	1,698,250	1,731,077	1,669,552
Repo loans	192,962	167,001	116	192,962	179,453	146,063	182,345	167,001	146,063
Trading portfolio assets	775,937	617,493	126	775,937	665,664	620,052	649,879	617,493	620,052
Investment securities	116,523	147,275	79	116,523	118,053	118,979	138,062	147,275	118,979
Assets under insurance contracts	211,830	188,382	112	211,830	207,112	196,944	196,482	188,382	196,944
Other assets	160,999	126,395	127	160,999	141,239	144,531	131,404	126,395	144,531
Total assets	3,363,983	3,239,551	104	3,363,983	3,208,511	3,098,477	3,298,302	3,239,551	3,098,477
Due to credit institutions and central banks	313,735	381,810	82	313,735	330,232	311,169	368,306	381,810	311,169
Deposits	771,519	782,460	99	771,519	763,532	803,932	803,077	782,460	803,932
Repo deposits	37,032	56,443	66	37,032	56,767	55,648	42,622	56,443	55,648
Bonds issued by Realkredit Danmark	555,829	521,981	106	555,829	550,303	517,055	536,442	521,981	517,055
Other issued bonds	543,917	564,134	96	543,917	517,394	514,601	575,237	564,134	514,601
Trading portfolio liabilities	604,512	430,456	140	604,512	468,012	380,567	456,675	430,456	380,567
Liabilities under insurance contracts	233,654	214,921	109	233,654	230,808	223,876	223,842	214,921	223,876
Other liabilities	116,504	104,527	111	116,504	108,343	110,968	108,175	104,527	110,968
Subordinated debt	84,636	83,402	101	84,636	81,471	80,002	83,578	83,402	80,002
Shareholders' equity	102,645	99,417	103	102,645	101,649	100,659	100,348	99,417	100,659
Total liabilities and equity	3,363,983	3,239,551	104	3,363,983	3,208,511	3,098,477	3,298,302	3,239,551	3,098,477

RATIOS AND KEY FIGURES	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Earnings per share (DKr)	2.5	1.0		1.4	1.1	0.6	0.8	-1.2	2.5
Diluted earnings per share (DKr)	2.5	1.0		1.4	1.1	0.6	0.8	-1.2	2.5
Return on average shareholders' equity (%)	3.4	1.5		3.7	3.0	1.6	2.3	-3.4	1.7
Cost/income ratio (%)	54.9	47.7		56.7	53.1	53.4	46.6	56.3	48.7
Solvency ratio (%)	17.2	16.1		17.2	17.9	17.8	16.3	16.1	17.8
Tier 1 capital ratio (%)	13.7	12.2		13.7	14.2	14.1	12.6	12.2	14.1
Share price (end of period) (DKr)	118.1	91.5		118.1	135.6	118.0	133.3	91.5	118.0
Book value per share (DKr)	148.4	144.1		148.4	147.0	145.8	145.7	144.1	145.8
Full-time-equivalent staff (end of period)	22,025	22,822		22,025	21,853	22,093	22,441	22,822	22,093

Overview

- The Danske Bank Group posted a net profit of DKr1.7bn for the first half of 2010. Difficult, albeit gradually improving, macroeconomic conditions in several of the Group's markets continued to have an adverse effect on results.

- At DKr24.1bn, total income declined 25% from the level in the first half of 2009. The decline was expected.
  - Net trading income fell 58% from the extraordinarily high level in the first half of 2009.
  - As forecast, net interest income declined because of lower short-term interest rates, lower lending volumes, narrowing deposit margins and increasing long-term funding costs. Lending margins widened modestly during the period.
  - Net fee income rose 12% owing to strong activity in the capital and housing markets.

- Expenses were down 14% from the year-earlier level. Excluding goodwill impairment charges, expenses fell 5%.
  - The fall was the result of tight cost control.
  - Expenses included the guarantee commission of DKr1.3bn paid to the Danish state under the state guarantee scheme (Bank Package I).
  - The number of full-time employees was 3% lower than at the end of the first half of 2009.

- Loan impairment charges amounted to DKr7.8bn, continuing their downward trend for the sixth consecutive quarter.
  - The level of loan impairment charges reflects the persistently difficult economic conditions in Denmark and Ireland. On the Group's other markets, the level of loan impairment charges was more modest.
  - Charges against facilities to corporate customers amounted to DKr5.7bn (with small and medium-sized enterprises accounting for DKr5.0bn), charges against facilities to financial counterparties amounted to DKr0.3bn, and charges against facilities to retail customers amounted to DKr1.8bn. Bank Package I accounted for DKr0.9bn of loan impairment charges.

- At June 30, 2010, the tier 1 capital and solvency ratios were 13.7% and 17.2%, respectively, against 14.1% and 17.8% at December 31, 2009.
  - Total lending matched the level at the end of 2009. Retail lending showed a slight increase, while corporate lending remained at the end-2009 level. Lending equalled 117% of the total amount of deposits and bonds issued by Realkredit Danmark, against 114% at the end of 2009.
  - The Group continued to support its creditworthy customers throughout the first half of 2010. In Denmark, new lending to corporate and retail customers, excluding repo loans, amounted to DKr13.1bn and DKr13.6bn, respectively.

- In the first half of 2010, Danske Bank issued bonds worth DKr7.3bn with maturities of up to five years on the US and other markets. Danske Bank has not availed itself of the opportunity to issue state-guaranteed bonds since summer 2009.
  - Danske Bank also issued covered bonds with maturities from eight to twelve years.
  - The Group has covered its estimated funding need for 2010. The funding need for 2011 is very modest and can be covered by unexploited covered bond potential. The Group has improved its liquidity, calculated as the Moody's 12-month liquidity curve, on an ongoing basis. At June 30, 2010, the curve was positive for a considerably longer period than 12 months.

- The Group expects the rest of 2010 to be challenging for the financial sector. Macroeconomic conditions are expected to continue to stabilise throughout the year. The recovery is still fragile, though. In view of the general economic climate, loan impairment charges are likely to remain high in 2010, although somewhat lower than in 2009.

Second quarter 2010 against first quarter 2010

- Profit before tax rose 25%, reflecting higher net trading income that includes an unrealised capital gain related to the merger of PBS Holding A/S and Nordito AS, and lower loan impairment charges. Expenses rose mainly because of expenses related to deposit guarantee schemes in Denmark and Northern Ireland.

- Net interest income matched the level in the first quarter. The pressure on deposit margins continued in the second quarter as a result of lower short-term interest rates and continued competition for deposits. Lending margins remained on par with those in the first quarter of 2010.

Financial results for the period

The Danske Bank Group posted a net profit of DKr1.7bn for the first half of 2010. Difficult, albeit gradually improving, macroeconomic conditions in several of the Group's markets continued to have an adverse effect on results.

Economic activity rose modestly in the first half of 2010 on most of the Group's markets. The Nordic countries benefit from the lowest budget deficits in the EU. The recovery is still fragile, though, partly because of the considerable public debt in a number of euro-zone countries.

The Group's main source of income – its banking activities – showed robust earnings. Activities in Sweden and Norway generated satisfactory results. Impairment charges were high at the units in Ireland and Denmark in the first half of 2010, and the Group posted losses in both these countries.

Income

Total income declined 25% from the level in the first half of 2009 to DKr24.1bn. The decline should be seen in light of the extraordinarily high net trading income in the first half of 2009.

Net interest income amounted to DKr11.9bn, a fall of 16% from the year-earlier figure. As forecast, net interest income declined because of lower short-term interest rates, lower lending volumes, narrowing deposit margins and increasing long-term funding costs. Lending margins widened modestly during the period.

Net fee income totalled DKr4.1bn, an improvement of 12%. The increase related primarily to the banking units' income from investment activities, which in the first half of 2010 benefited from strong customer activity in the capital and housing markets.

Net trading income fell 58% from the extraordinarily high level in the first half of 2009. The Group's exposure to government bonds and covered bonds of southern European issuers is limited. Net trading income benefited from an unrealised capital gain of DKr0.7bn related to the merger of PBS Holding A/S and the Norwegian company Nordito AS.

Other income was up DKr0.6bn owing primarily to a refund of excess financial services employer tax paid in the years 2001-06.

The Group's insurance business generated an income of DKr0.8bn, against DKr0.6bn a year earlier. The investment return enabled the Group to book DKr378m of its risk allowance to income, while DKr177m was transferred to the shadow account. The balance in the shadow account subsequently amounted to DKr758m.

EARNINGS

(DKr bn)


8
7
6
5
4
3
2
1
0
Q1
Q2
Q3
Q4
Q1
Q2
2009
2010

■ Net trading income and net income from insurance business

■ Profit before loan and goodwill impairment charges, excl. net trading income, net income from insurance business and state guarantee commission

Expenses

Excluding goodwill impairment charges, expenses were down 5% from the level in the same period in 2009.

PROFIT BEFORE LOAN IMPAIRMENT CHARGES (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Total Denmark	3,551	4,562	78	1,691	1,860	2,081	2,169	2,079	8,812
Total international	2,543	3,080	83	1,251	1,292	1,220	1,527	1,529	5,827
Total banking activities	6,094	7,642	80	2,942	3,152	3,301	3,696	3,608	14,639
Danske Markets	3,251	10,155	32	1,736	1,515	1,008	3,189	3,947	14,352
Danske Capital	324	387	84	148	176	196	131	240	714
Danica Pension	756	561	135	153	603	1,779	470	470	2,810
Other Activities	459	-430	-	241	218	27	-222	-261	-625
Goodwill impairment charges	-	1,417	-	-	-	41	-	1,417	1,458
Profit before loan impairment charges	10,884	16,898	64	5,220	5,664	6,270	7,264	6,587	30,432

Business unit figures do not include goodwill impairment charges.

The Group launched a number of group-wide initiatives to improve distribution channels and further streamline the organisation.

To support this, the Group is undertaking an extraordinarily large IT investment programme in 2010 and 2011. The programme is intended to ensure the launch of a number of new products and services and the innovative use of digital technology.

Expenses included the guarantee commission of DKr1.3bn paid to the Danish state under the state guarantee scheme (Bank Package I). The scheme expires on September 30, 2010. Expenses also included provisions of DKr0.1bn for losses under deposit guarantee schemes in Denmark and Northern Ireland.

Loan impairment charges

Loan impairment charges amounted to DKr7.8bn, against DKr14.5bn a year earlier, continuing their downward trend for the sixth consecutive quarter.

Charges against facilities to retail customers amounted to DKr1.8bn, charges against facilities to corporate customers amounted to DKr5.7bn (with small and medium-sized enterprises accounting for DKr5.0bn), and charges against facilities to financial counterparties amounted to DKr0.3bn.

LOAN IMPAIRMENT CHARGES
(DKr bn)


8
6
4
2
0
Q1
Q2
Q3
Q4
Q1
Q2
2009
2010

Individual charges amounted to DKr6.7bn, against DKr12.4bn a year earlier, while collective charges totalled DKr1.1bn, against DKr2.1bn.

LOAN IMPAIRMENT CHARGES (DKr m)	First half 2010	First half 2009
Banking Activities Denmark	4,985	4,982
Banking Activities Finland	189	1,280
Banking Activities Sweden	93	412
Banking Activities Norway	35	364
Banking Activities Northern Ireland	374	864
Banking Activities Ireland	2,736	2,819
Banking Activities Baltics	189	1,398
Other Banking Activities	47	48
Danske Markets	-904	2,350
Danske Capital	8	14
Total	7,752	14,531

Loan impairment charges showed a declining trend in most of the Group's markets and are approaching normal levels in Finland, Sweden, Norway and the Baltic countries.

At Banking Activities Denmark, loan impairment charges totalled DKr5.0bn in the first half of 2010. The charges still related mainly to small and medium-sized enterprises, but also included charges against facilities to a small number of agricultural customers, customers in the fishing industry and housing cooperatives.

The charges relating to retail customers at Banking Activities Denmark totalled DKr1.3bn in the first half of 2010, against DKr1.4bn in the first half of 2009. Collective charges recognised to cover future potential losses accounted for DKr0.5bn.

In the second quarter, the Group recognised an additional charge of DKr464m for its commitment under Bank Package I to cover the losses of distressed banks. Total charges relating to Bank Package I amounted to DKr0.9bn in the first half of 2010.

At Banking Activities Finland, loan impairment charges remained low in the first half of the year and related to a few large exposures. The charges totalled DKr0.2bn, against DKr1.3m in the first half of 2009.

At Banking Activities Northern Ireland, loan impairment charges amounted to DKr0.4bn, against DKr0.9bn in the first half of 2009. The charges related mainly to facilities to customers in the property segment. Accumulated impairment charges equalled 3% of total lending and guarantees.

Banking Activities Ireland recognised loan impairment charges of DKr2.7bn in the first half of the year. The charges were owing primarily to the lower value of mortgages on property serving as collateral for exposures with weak credit quality. Accumulated impairment charges equalled 13% of total lending and guarantees.

The Republic of Ireland has established the National Asset Management Agency (NAMA), whose purpose is to acquire the riskiest loans from Irish banks. The Group does not participate in NAMA and therefore does not expect to recognise additional impairment charges because of NAMA, but in view of the uncertainty related to the Irish economy, charges are likely to remain high in the coming quarters.

Danske Markets reversed impairment charges of DKr0.9bn in the first half of 2010 as the value of collateral increased.

Actual losses totalled DKr1.7bn at June 30, 2010, against DKr1.2bn the year before.

Tax

Tax on the profit for the period amounted to DKr1.4bn. The tax charge is high relative to the pre-tax profit for the period because of profits in countries with higher tax rates than Denmark and losses in countries with lower tax rates than Denmark. Another reason for the high tax charge was losses in Ireland and other regions that have not been capitalised. The tax value of losses is capitalised only if it is likely that, in the future, the Group will book a taxable income that can absorb tax-loss carryforwards.

Second quarter against first quarter 2010

From the first quarter of 2010 to the second, profit before tax rose 25%, reflecting higher net trading income and lower loan impairment charges.

Net interest income largely matched the level in the first quarter and was affected by the continued fall in interest rates. Competition for deposits continued, and combined with lower short-term interest rates, this put pressure on deposit margins. Lending margins remained on a par with those in the first quarter of 2010.

Net trading income rose 18% owing primarily to an unrealised capital gain of DKr0.7bn related to the merger of PBS Holding A/S and the Norwegian company Nordito AS and larger value adjustments of bond portfolios as a result of the Danish central bank's interest rate adjustments.

Net income from insurance business fell to DKr0.2bn in the second quarter of 2010 from DKr0.6bn in the first quarter. The Group was able to book DKr378m of its risk allowance to income, while DKr177m was transferred to the shadow account.

Expenses rose 6% owing to expenses related to deposit guarantee schemes in Denmark and Northern Ireland and the recognition of expenses for holiday pay. The Group continued its tight focus on cost control.

Loan impairment charges fell 19% from the level in the first quarter as a result of reversals at Danske Markets and lower impairment charges at units outside Denmark. Continued uncertainty about macroeconomic developments led to increased charges in Northern Ireland and Ireland.

Balance sheet

LENDING (END OF PERIOD) (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Banking Activities Denmark	1,012,924	1,023,290	99	1,012,924	1,005,514	1,005,751	1,012,763	1,023,290	1,005,751
Other, Denmark	42,983	56,756	76	42,983	36,643	46,420	44,219	56,756	46,420
Total Denmark	1,055,907	1,080,046	98	1,055,907	1,042,157	1,052,171	1,056,982	1,080,046	1,052,171
Banking Activities Finland	159,001	166,158	96	159,001	156,970	157,810	162,066	166,158	157,810
Banking Activities Sweden	180,934	171,656	105	180,934	175,356	167,461	174,389	171,656	167,461
Banking Activities Norway	159,607	148,773	107	159,607	155,703	150,702	152,603	148,773	150,702
Banking Activities Northern Ireland	54,934	56,600	97	54,934	50,030	51,510	53,214	56,600	51,510
Banking Activities Ireland	74,573	78,831	95	74,573	75,599	76,601	77,866	78,831	76,601
Banking Activities Baltics	25,379	28,676	89	25,379	26,142	26,816	27,841	28,676	26,816
Other, international	19,200	28,483	67	19,200	21,454	20,790	24,351	28,483	20,790
Total international	673,628	679,177	99	673,628	661,254	651,690	672,330	679,177	651,690
Allowance account	40,903	28,146	145	40,903	37,643	34,309	31,062	28,146	34,309
Total lending	1,688,632	1,731,077	98	1,688,632	1,665,768	1,669,552	1,698,250	1,731,077	1,669,552

DEPOSITS AND BONDS ISSUED BY REALKREDIT DANMARK (END OF PERIOD) (DKr m)									
Banking Activities Denmark	332,737	313,547	106	332,737	328,153	317,080	315,376	313,547	317,080
Other, Denmark	74,722	152,089	49	74,722	89,022	150,036	169,758	152,089	150,036
Total Denmark	407,459	465,636	88	407,459	417,175	467,116	485,134	465,636	467,116
Banking Activities Finland	109,324	98,655	111	109,324	99,003	96,005	93,040	98,655	96,005
Banking Activities Sweden	74,973	59,692	126	74,973	76,791	74,263	65,716	59,692	74,263
Banking Activities Norway	68,105	54,422	125	68,105	65,201	62,709	57,250	54,422	62,709
Banking Activities Northern Ireland	50,118	49,240	102	50,118	44,807	45,914	45,959	49,240	45,914
Banking Activities Ireland	31,289	30,312	103	31,289	32,385	30,805	32,367	30,312	30,805
Banking Activities Baltics	19,247	15,529	124	19,247	17,818	17,073	14,889	15,529	17,073
Other, international	11,004	8,974	123	11,004	10,352	10,047	8,722	8,974	10,047
Total international	364,060	316,824	115	364,060	346,357	336,816	317,943	316,824	336,816
Total deposits	771,519	782,460	99	771,519	763,532	803,932	803,077	782,460	803,932
Bonds issued by Realkredit Danmark	555,829	521,981	106	555,829	550,303	517,055	536,442	521,981	517,055
Own holdings of Realkredit Danmark bonds	119,366	127,500	94	119,366	117,851	143,630	126,657	127,500	143,630
Total Realkredit Danmark bonds	675,195	649,481	104	675,195	668,154	660,685	663,099	649,481	660,685
Deposits and bonds issued by Realkredit Danmark	1,446,714	1,431,941	101	1,446,714	1,431,686	1,464,617	1,466,176	1,431,941	1,464,617
Lending as % of deposits and bonds issued by Realkredit Danmark	116.7	120.9	97	116.7	116.4	114.0	115.8	120.9	114.0

Lending

Total lending matched the level at the end of 2009. Retail lending showed a slight increase, while corporate lending remained at the end-2009 level.

In Denmark, new lending, excluding repo loans, amounted to DKr26.7bn. This amount included lending to retail customers of DKr13.6bn. New mortgage lending (net) accounted for DKr5.5bn of the total amount.

Lending equalled 117% of the total amount of deposits and bonds issued by Realkredit Danmark and remained at the first-quarter level.

Deposits and bonds issued by Realkredit Danmark

Total deposits declined 4% from the level at the end of 2009. The decline was due mainly to a fall in deposits placed with Danske Markets by institutional investors because these investors lowered their gearing.

Deposits at Banking Activities Denmark increased 5%. Both retail and corporate deposits contributed to the increase. Excluding exchange rate effects, deposits at the banking units outside Denmark rose 3% over the level at the end of 2009.

The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark, including the Group's own holdings, rose 2% over the end-2009 level and amounted to DKr675bn.

Credit exposure

At June 30, 2010, total credit exposure amounted to DKr3,281bn. Some DKr2,388bn derived from domestic and international lending activities, and DKr893bn from trading and investment activities.

In addition to loans, credit exposure from lending activities includes amounts due from credit institutions and central banks, guarantees and irrevocable loan commitments. Credit exposure from lending activities includes repo loans and is net of accumulated impairment charges.

Credit exposure from lending activities

Retail customers accounted for 36% of credit exposure from lending activities, corporate customers for 39%, and financial counterparties for 18%. Of the exposure to corporate customers, small and medium-sized enterprises accounted for 68%. The remainder of total credit exposure from lending activities related to central banks and sovereigns.

CREDIT EXPOSURE FROM LENDING ACTIVITIES (DKr m)	June 30, 2010	Share of total (%)	Dec. 31, 2009	Share of total (%)
Banking Act. Denmark	1,107,142	46	1,109,062	48
Banking Act. Finland	192,942	8	193,155	9
Banking Act. Sweden	233,353	10	210,138	9
Banking Act. Norway	195,999	8	186,538	8
Banking Act. Northern Ireland	54,559	2	50,843	2
Banking Act. Ireland	67,141	3	72,942	3
Banking Act. Baltics	27,836	1	29,149	1
Other Banking Act.	76,210	3	50,391	2
Danske Markets	422,291	18	386,587	17
Danske Capital	10,136	1	12,615	1
Total	2,387,609	100	2,301,420	100

Retail customers

Credit exposure to retail customers increased in the first half of 2010. The low interest rates led to greater demand for home financing in particular. A total of 94% of retail loan applications were approved during the period, against 91% the year before.

At June 30, 2010, the average loan-to-value (LTV) ratio for home loans was 68%, against 69% at the end of 2009.

The low interest rates had a positive effect on credit quality, whereas rising unemployment and lower disposable incomes in Ireland and the Baltic countries had an adverse effect.

Accumulated impairment charges against retail facilities amounted to 14% of total impairment charges and equalled 0.7% of lending and guarantees to retail customers.

Corporate customers

Credit exposure to corporate customers rose in the first six months of 2010. Customers in a number of sectors, in particular small and medium-sized enterprises based in Denmark, continued to see a slowdown in activity, however. This affected credit quality, which showed a less positive trend in Denmark than in other markets. The slowdown had a particularly adverse effect on the property sectors in Denmark and Ireland.

UPGRADES AS % OF TOTAL CORPORATE RATING CHANGES


(%)
Downturn
Upturn
Downturn
80
60
40
20
0
2001
2003
2005
2007
2009
H110
Denmark
Outside Denmark
Balance between upgrades and downgrades

A total of 89% of corporate loan applications were approved during the period, against 87% in the first half of 2009.

Credit exposure to agricultural customers amounted to DKr72bn. Some DKr45bn derived from loans provided by Realkredit Danmark. As a result of the high level of debt in the sector in Denmark, the Group monitors the sector closely. The average LTV ratio for agricultural properties mortgaged to Realkredit Danmark was 72%, against 64% at the end of 2009.

Exposure to housing cooperatives in Denmark amounted to DKr30bn and consisted mainly of loans provided by Realkredit Danmark. Some housing cooperatives that were established during the upswing suffered as the financial assumptions on which their establishment was based did not materialise. The average LTV ratio for housing cooperatives mortgaged to Realkredit Danmark was 76% at June 30, 2010, against 71% at December 31, 2009.

Accumulated impairment charges against corporate facilities amounted to 66% of total impairment charges and equalled 3.5% of lending and guarantees to corporate customers.

Financial counterparties

Credit exposure to financial counterparties rose DKr24bn in the first half of 2010 and amounted to DKr433bn at the end of the period. An increase in repo loans caused the rise.

The notes to the financial statements provide various breakdowns of credit exposure from lending activities.

Allowance account

Accumulated impairment charges amounted to DKr44.7bn at June 30, 2010, against DKr37.1bn at December 31, 2009.

ALLOWANCE ACCOUNT (DKr m)	June 30, 2010	Dec. 31, 2009
Banking Activities Denmark	18,563	13,496
Banking Activities Finland	2,607	2,545
Banking Activities Sweden	1,331	1,182
Banking Activities Norway	1,518	1,404
Banking Activities Northern Ireland	2,545	2,006
Banking Activities Ireland	9,741	7,002
Banking Activities Baltics	3,101	2,985
Other Banking Activities	414	1,261
Danske Markets	4,544	4,917
Danske Capital	295	297
Total	44,659	37,095

Rating categories 11 and 10 comprise individually impaired exposures.

EXPOSURE AT JUNE 30, 2010 (DKr bn)	Rating category 11	Rating category 10
Credit exposure before impairment charges	49.3	52.7
Impairment charges	22.3	16.7
Credit exposure	27.0	36.0
Collateral value	21.8	25.6
Total unsecured exposure	5.2	10.4
Covered by collateral (%)	89.5	80.3

Rating category 11 covers exposures to customers which, according to the Group's definition, are in default. These customers are subject to debt collection, suspension of payments or bankruptcy, or have one or more facilities on which a payment is more than 90 days past due. The entire exposure to a customer is downgraded to rating category 11 if the customer defaults on just one facility. Downgrading takes place even if the customer has provided adequate collateral.

Rating category 10 covers impaired exposures to customers not in default but for which there exists other evidence of financial difficulty, such as an estimated need for financial restructuring in the future. Most of these customers continue to service their loans in a timely manner. If there is evidence of financial difficulty for a customer, the entire exposure to the customer is downgraded to rating category 10.

Impaired exposures to customers in default (rating category 11) totalled DKr27.0bn, against DKr30.6bn at the end of 2009.

Net exposure in rating category 11, that is, exposure less impairment charges and the value of collateral received, was DKr5.2bn, with DKr464m relating to Bank Package I. The unsecured exposure is expected to be covered by dividend distributable to the Group.

The net exposure to customers not in default (rating category 10) amounted to DKr36.0bn, against DKr24.8bn at the end of 2009. The increase related to retail customers and small and medium-sized enterprises.

Trading and investment activities

Credit exposure from trading and investment activities rose from DKr741bn at December 31, 2009, to DKr893bn at June 30, 2010.

The rise was due mainly to an increase in the value of derivatives as lower money market rates and a rising dollar led to higher fair values of conventional interest rate contracts. The Group has made agreements with many of its counterparties to net positive and negative market values. Including the effect of these agreements, the net exposure was limited. Most of the net exposure is secured by collateral management agreements.

The bond portfolio amounted to DKr414bn, and of this amount, DKr91bn was recognised according to the rules for available-for-sale financial assets. Of the total bond portfolio, 98% was recognised at fair value, and 2% at amortised cost. The Group has not reclassified bonds since 2008. The bond portfolio matched the level at the end of 2009.

Most of the bond portfolio is liquid. It can be used as collateral for loans from central banks and thus forms part of the Group's liquidity reserve.

BOND PORTFOLIO (%)	June 30, 2010	Dec. 31, 2009
Government bonds and bonds guaranteed by central or local governments	24	24
Bonds issued by quasi-government institutions	2	2
Danish mortgage bonds	44	42
Swedish covered bonds	18	18
Other covered bonds	5	6
Short-dated bonds (CP etc.), primarily with banks	3	4
Credit bonds	4	4
Total holdings	100	100
Available-for-sale bonds included in preceding item	22	22

Solvency and capital

At June 30, 2010, the solvency ratio was 17.2%, with 13.7 percentage points deriving from tier 1 capital. Loan capital raised from the Danish state accounted for 3.0 percentage points of the solvency and tier 1 capital ratios. Risk-weighted assets rose over the end-2009 level because of increasing activity and rever-

sals of impairment charges against particularly highly weighted facilities. At December 31, 2009, the solvency and tier 1 capital ratios were 17.8% and 14.1%, respectively.

Under Danish law, the Group must publish its ICAAP result on a quarterly basis (www.danskebank.com/ir provides further information).

The Committee of European Banking Supervisors (CEBS) included Danske Bank in the group of 91 European banks covered by the 2010 EU-wide stress testing exercise.

The stress test uses three distinct macroeconomic scenarios. The scenarios do not express the current or expected trend in the economy but are designed to assess the resilience of the European banking sector against an unexpected deterioration of macroeconomic conditions.

The CEBS has set the limit for passing the test at a tier 1 capital ratio of 6%. In the most adverse scenario, Danske Bank's tier 1 capital ratio at the end of 2011 is calculated at 10.0% under the transitional rules of the Capital Requirements Directive (CRD). Under fully implemented CRD rules, Danske Bank's ratio is 12.1%. Consequently, Danske Bank exceeds the minimum requirement by more than DKr40bn even in the most severe scenario.

The www.danskebank.com/ir site provides more details on the stress test.

The result is closely in line with the results of the stress tests that Danske Bank itself prepares as part of its capital management. These results were announced in Annual Report 2009 and Risk Management 2009.

Liquidity

In the first half of 2010, Danske Bank issued bonds with maturities of up to five years on the US and other markets.

Danske Bank also issued covered bonds with maturities from eight to twelve years. Loans that can serve as collateral for such bonds still hold much unexploited potential.

Danske Bank has not availed itself of the opportunity to issue state-guaranteed bonds since summer 2009. Danske Bank can issue such bonds for DKr62bn until the end of 2010.

One element of the Group's liquidity management is the 12-month liquidity curve. In its "Bank Financial Strength Ratings: Global Methodology", Moody's has set various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations assume that the Group is cut off from the capital markets, among other factors. This implies that short- and long-dated bonds as well as subordinated debt are not refinanced at maturity.

12-MONTH LIQUIDITY
(DKr bn)


450
400
350
300
250
200
150
100
50
0
1 week
2 weeks
3 weeks
1 mth
2 mths
3 mths
4 mths
5 mths
6 mths
9 mths
12 mths
At Dec. 31, 2009
At March 31, 2010
At June 30, 2010

The Group has improved its liquidity, calculated as the Moody's 12-month liquidity curve, on an ongoing basis. At June 30, 2010, the curve was positive for a considerably longer period than 12 months.

The improvement reflects Danske Bank's issuance of long-dated bonds.

The Group has covered its estimated funding need for 2010. The funding need for 2011 is very modest and can be covered by unexploited covered bond potential.

Ratings

Danske Bank retained its ratings in the first half of 2010.

All new bond issues from Realkredit Danmark carry Aaa and AAA ratings, the highest possible ratings awarded by Moody's and Standard & Poor's. A total of 97% of all bond issues from Realkredit Danmark carry these ratings.

Bonds issued with a guarantee from the Danish state are rated AAA.

Regulation

Regulation and supervision of the global financial system continue to attract much attention on the international political scene. At their latest summit in June, the G20 countries reaffirmed their support for international financial reforms intended to create a more robust financial system.

In February 2010, the European Commission published an exposure draft on new rules for liquidity requirements, harmonisation of capital definitions, leverage ratios, dynamic impairment charges and counter-cyclical capital buffers, among other things (CRD IV). The exposure draft was based partly on the consultative proposal issued by the Basel Committee

on Banking Supervision in December 2009. In the Group's opinion, the implementation of the proposals in the exposure draft would have had rather negative consequences for the economy.

Through its membership of the Danish Bankers Association and European and international interest groups, the Group has participated in preparing responses to the exposure draft and the consultative proposal and comments on the work of the European Commission and the Basel Committee. Along with other large banks, the Group has also participated in a quantitative impact study (QIS) conducted by the Basel Committee.

In July, the Basel Committee published a revised proposal for new liquidity and capital adequacy rules and transitional rules.

The Basel Committee has generally been open to discussing the issues raised during the consultation phase.

The revised proposal remains problematic for the Danish mortgage finance system, however, as the proposed liquidity requirements will not allow financial institutions to count Danish mortgage bonds, including an institution's holding of its own mortgage bonds, towards liquid assets to a sufficient degree.

The Group finds it imperative that the new rules do not hamper the extremely well-functioning Danish mortgage finance system and has noted the Basel Committee's willingness to consider adjusting the rules for financial institutions that operate in countries where there is a well-established mortgage finance system with 100% match-funding and where mortgage bonds represent a large share of total financing in relation to government bonds.

If consideration is not given to the special financing system in Denmark, this will not only create challenges for banks and mortgage credit institutions but will also affect the stability of the Danish krone exchange rate and lead to increased borrowing costs for customers.

Both the Basel Committee and the European Commission are expected to present their final proposals for CRD IV at the end of 2010.

In Denmark, politicians have called for more extensive disclosure of the communications between banks and the Financial Supervisory Authority (FSA). The FSA regularly inspects banks and mortgage credit institutions and subsequently prepares an assessment of the areas inspected. With effect from the second quarter of 2010, such reports must be published on the website of the bank or mortgage credit institution on the last business day of the quarter in which the bank or mortgage credit institution receives the assessment report.

Expiry of the state guarantee

On June 1, 2010, the Danish Parliament passed legislation on the management of distressed banks after the expiry of the general state guarantee on September 30, 2010.

The new legislation introduced a scheme allowing distressed banks to transfer continuing assets at their net realisable value to the government-owned Financial Stability Company. Any additional losses incurred on the resale of the assets are guaranteed by a new unit of the Danish Guarantee Fund for Depositors and Investors funded through guarantee commitments from the sector totalling DKr3.2bn. The losses of the Guarantee Fund will thus be covered by the sector. Danske Bank's share of the commitment to cover the losses of the Guarantee Fund is expected to be around one third.

Upon the expiry of the state guarantee scheme, Danske Bank's commitment to pay an annual guarantee commission of DKr2.5bn and its commitment to cover the losses of distressed banks under the scheme will expire. The expiry of the state guarantee and the regulatory changes are expected to markedly reduce Danske Bank's expenses for the losses of distressed banks.

Outlook for 2010

The Group expects the rest of 2010 to be challenging for the financial sector, the Danske Bank Group and its customers. Recent macroeconomic indicators offer hope, however, that the business environment will gradually improve, even though the recovery is still fragile and the debt level in the euro zone adds to the uncertainty.

Danish GDP growth in 2010 is estimated at around 1.5%. The Group expects GDP growth in Norway of 1.8%, while Sweden is expected to see a somewhat higher growth rate of 2.7%. In Ireland, Lithuania and Estonia, growth is expected to be weak. Latvia is likely to continue to experience economic contraction.

Recent figures for house prices in Denmark show a slight rise during the second half of 2009, a trend that has continued into 2010. As interest rates are likely to remain low, house prices are expected to stabilise. A rise in house prices is forecast for Norway and Finland. Swedish house prices are forecast to be unchanged, while Ireland and Northern Ireland are likely to see a fall in house prices.

Short-term money market rates are expected to be largely unchanged in Denmark and also in the Group's other markets on average.

Unemployment rose in the Group's principal markets in 2009. The labour market in Denmark showed signs of stabilisation in the first half of 2010, though. This trend is likely to continue, and the unemployment rate is expected to stand at more or less the present level throughout the rest of 2010.

The performance of market-related activities – in Danske Markets, Danske Capital and Danica Pension – will depend greatly on trends in the financial markets, including the level of securities prices at the end of the year. The Group does not expect its net trading income in 2010 to reach the same extraordinarily high level as in 2009.

The level of expenses is expected to be lower in 2010 than in 2009. The Group will continue to focus on cost control. IT investments to improve products, processes and customer-facing functionality will remain high in 2010.

Loan impairment charges are likely to remain high in 2010, although somewhat lower than in 2009.

Robust banking activities, tight cost control and a strong focus on risk, liquidity and capital management combined with the massive capital buffer give the Group a solid foundation for its operations.

Business units

INCOME [DKr m]	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Banking Activities Denmark	9,181	10,844	85	4,554	4,627	5,254	5,179	5,322	21,277
Other banking activities in Denmark	910	491	185	492	418	246	227	264	964
Total Denmark	10,091	11,335	89	5,046	5,045	5,500	5,406	5,586	22,241
Banking Activities Finland	1,950	2,463	79	993	957	1,035	1,079	1,182	4,577
Banking Activities Sweden	1,536	1,358	113	788	748	700	718	742	2,776
Banking Activities Norway	1,703	1,777	96	871	832	942	901	875	3,620
Banking Activities Northern Ireland	806	834	97	409	397	442	419	436	1,695
Banking Activities Ireland	628	750	84	316	312	288	287	361	1,325
Banking Activities Baltics	381	399	95	189	192	186	177	186	762
Other non-Danish banking activities	189	196	96	88	101	98	104	103	398
Total international	7,193	7,777	92	3,654	3,539	3,691	3,685	3,885	15,153
Danske Markets	4,664	11,764	40	2,457	2,207	1,663	3,811	4,733	17,238
Danske Capital	804	863	93	390	414	492	373	475	1,728
Danica Pension	756	561	135	153	603	1,779	470	470	2,810
Other Activities	635	-17	-	356	279	329	-143	-73	169
Total Group	24,143	32,283	75	12,056	12,087	13,454	13,602	15,076	59,339

Banking Activities caters to all types of retail and corporate customers. The finance centres serve large businesses and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark. Real estate agency operations are conducted by the "home", Skandia Mäklarna and Fokus Krogsveen real estate agency chains. All property finance operations are part of Banking Activities.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange and equities. Danske Markets provides financial products, advisory services on mergers and acquisitions, and assistance with equity and debt issues in the international financial markets to large corporate customers and institutional clients. Group Treasury is responsible for strategic fixed-income, foreign exchange and equity portfolios and serves as the Group's internal bank. Institutional banking covers facilities with international financial institutions outside the Nordic region. Facilities with Nordic financial institutions are part of Banking Activities.

Danske Capital develops and sells asset and wealth management products and services. They are marketed through the banking units and directly to businesses, institutional clients and external distributors. Danske Capital also supports the advisory and asset management activities of the banking units. Through Danske Bank International in Luxembourg, Danske Capital provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension is responsible for the Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Its products are marketed through a range of distribution channels within the Group, primarily banking units and Danica Pension's own insurance brokers and advisers. Danica Pension offers two market-based products: *Danica Balance* and *Danica Link.* These products allow customers to select their own investment profiles, and the return on savings depends on market trends. Furthermore, Danica Pension offers *Danica Traditionel.* This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

Other Activities encompasses expenses for the Group's support functions and real property activities. Other Activities also covers eliminations, including the elimination of returns on own shares.


BRANCHES
703

Banking Activities

BANKING ACTIVITIES (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	11,711	13,926	84	5,811	5,900	6,622	6,554	6,778	27,102
Net fee income	3,422	3,124	110	1,735	1,687	1,668	1,627	1,630	6,419
Net trading income	548	685	80	306	242	198	232	312	1,115
Other income	1,603	1,377	116	848	755	703	678	751	2,758
Total income	17,284	19,112	90	8,700	8,584	9,191	9,091	9,471	37,394
Goodwill impairment charges	-	1,417	-	-	-	41	-	1,417	1,458
State guarantee commission (Bank Package I)	1,250	1,250	100	625	625	625	625	625	2,500
Other expenses	9,940	10,220	97	5,133	4,807	5,265	4,770	5,238	20,255
Expenses	11,190	12,887	87	5,758	5,432	5,931	5,395	7,280	24,213
Profit before loan impairment charges	6,094	6,225	98	2,942	3,152	3,260	3,696	2,191	13,181
Impairment charges under the state guarantee	927	839	110	464	463	409	364	583	1,612
Other loan impairment charges	7,721	11,328	68	3,817	3,904	3,779	5,767	5,309	20,874
Loan impairment charges	8,648	12,167	71	4,281	4,367	4,188	6,131	5,892	22,486
Profit before tax	-2,554	-5,942	-	-1,339	-1,215	-928	-2,435	-3,701	-9,305
Loans and advances (end of period)	1,685,543	1,695,471	99	1,685,543	1,664,149	1,654,257	1,681,302	1,695,471	1,654,257
Allowance account, total (end of period)	39,820	23,667	168	39,820	35,728	31,881	28,746	23,667	31,881
Deposits (end of period)	690,596	624,933	111	690,596	669,005	648,140	628,044	624,933	648,140
Bonds issued by Realkredit Danmark (end of period)	675,195	649,481	104	675,195	668,154	660,685	663,099	649,481	660,685
Allocated capital (avg.)	67,384	71,593	94	67,369	67,399	68,194	69,401	70,867	70,184
Profit before loan impairment charges as % p.a. of allocated capital	18.1	17.4		17.5	18.7	19.1	21.3	12.4	18.8
Pre-tax profit as % p.a. of allocated capital (ROE)	-7.6	-16.6		-8.0	-7.2	-5.4	-14.0	-20.9	-13.3
Cost/income ratio (%)	64.7	67.4		66.2	63.3	64.5	59.3	76.9	64.8
Cost/income ratio, excluding goodwill impairment charges (%)	64.7	60.0		66.2	63.3	64.1	59.3	61.9	60.9

- Adjusted for the guarantee commission under Bank Package I, profit before loan impairment charges was DKr7.3bn
- Net interest income declined 16% as a result of lower interest rates, lower lending volumes, narrowing deposit margins and increasing long-term funding costs
- Excluding goodwill impairment charges, expenses were down 2%
- Loan impairment charges fell 29%

Market conditions

The global economy improved modestly in the first half of 2010. The recovery is still fragile, though.

Most markets of the Group's banking units saw modest, export-driven growth in the first half of the year.

Financial summary

At DKr11.7bn, net interest income declined 16% from the year-earlier figure as a result of narrowing deposit margins, lower interest rates, increasing long-term funding costs and lower lending volumes. Lending margins widened modestly.

Compared with the first-quarter 2010 figure, net interest income declined 2%. Continued pressure on deposit margins caused by lower central bank rates and competition for deposits was the reason for the decline. Banking Activities Denmark accounted for the largest part of the fall.

Competition was intense in all the Nordic markets, especially for new loans to large corporate customers. Both domestic and international banks and brokerages are seeking to gain market shares. The ongoing repricing of the loan portfolio has thus far allowed the Group to widen its lending margins on the entire portfolio slightly.

Net fee income totalled DKr3.4bn, a 10% improvement from the year-earlier figure of DKr3.1bn. The key driver was investment-related income from strong activity in the capital and housing markets in the first half of 2010, especially in Denmark.

Net trading income declined DKr0.1bn from the year-earlier figure, mainly as a result of declining net trading income at Banking Activities Denmark.

Excluding goodwill impairment charges, total expenses fell 2%.

Loan impairment charges fell 29% owing to substantially lower charges at all banking units except Banking Activities Denmark and Banking Activities Ireland.

Compared with the first-quarter figure, loan impairment charges declined 2%. The charges in the second quarter related mainly to small and medium-sized enterprises in a number of sectors, including the property, agricultural and cooperative housing sectors.

The delinquency rate on Realkredit Danmark loans declined, although the rate remains relatively high, indicating that the high level of impairment charges may continue for some time yet. The three-month delinquency rate was 0.73% at June 30, 2010, down from 0.84% at March 31, 2010.

Macroeconomic outlook

The improvement of the global economy is likely to continue and to have a positive effect on the Group's banking activities in 2010. The Nordic countries benefit from the lowest budget deficits in the EU. The recovery remains fragile, though, especially because of considerable public debt in a number of euro-zone countries. Even though it is not considered likely, there is a risk that the public debt problems may derail the economic recovery.

After a significant increase in unemployment in the Group's markets in 2009, the labour markets have shown signs of stabilisation. For most markets, the Group expects the unemployment rate to stand at more or less the present level throughout the rest of 2010.

Consumer spending in Denmark is forecast to grow, primarily because of tax cuts and because *FlexLån®* interest rates remain low.

Danish GDP growth in 2010 is estimated at around 1.5%. Similarly, the Group expects positive growth rates in most of its other markets, although growth in Ireland, Lithuania and Estonia is expected to be weak. Latvia is likely to continue to experience economic contraction.

Recent figures for house prices in Denmark show a slight rise during the second half of 2009, a trend that has continued into 2010. As interest rates are likely to remain low, house prices are expected to stabilise. A rise in house prices is forecast for Norway and Finland. Swedish house prices are forecast to be unchanged, while Ireland and Northern Ireland are likely to see a fall in house prices.

MARKET SHARE OF LENDING (%)	June 30, 2010	June 30, 2009
Denmark (incl. mortgage loans)	28.2	28.5
Finland	12.2	13.4
Sweden	5.7	6.4
Norway	5.5	6.2
Ireland	4.4	4.7

MARKET SHARE OF DEPOSITS (%)	June 30, 2010	June 30, 2009
Denmark	30.1	29.2
Finland	12.5	12.4
Sweden	5.4	5.1
Norway	4.7	4.6
Ireland	3.4	3.2

BANKING ACTIVITIES DENMARK (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	6,723	8,174	82	3,302	3,421	4,049	3,901	3,963	16,124
Net fee income	1,959	1,785	110	973	986	950	923	931	3,658
Net trading income	255	380	67	159	96	20	139	147	539
Other income	244	505	48	120	124	235	216	281	956
Total income	9,181	10,844	85	4,554	4,627	5,254	5,179	5,322	21,277
State guarantee commission (Bank Package I)	1,250	1,250	100	625	625	625	625	625	2,500
Other expenses	4,448	5,031	88	2,284	2,164	2,514	2,405	2,628	9,950
Expenses	5,698	6,281	91	2,909	2,789	3,139	3,030	3,253	12,450
Profit before loan impairment charges	3,483	4,563	76	1,645	1,838	2,115	2,149	2,069	8,827
Impairment charges under the state guarantee	927	839	110	464	463	409	364	583	1,612
Other loan impairment charges	4,058	4,143	98	1,731	2,327	1,759	2,535	1,514	8,437
Loan impairment charges	4,985	4,982	100	2,195	2,790	2,168	2,899	2,097	10,049
Profit before tax	-1,502	-419	-	-550	-952	-53	-750	-28	-1,222
Loans and advances (end of period)	1,012,924	1,023,290	99	1,012,924	1,005,514	1,005,751	1,012,763	1,023,290	1,005,751
Allowance account, total (end of period)	18,563	9,927	187	18,563	16,662	13,496	11,815	9,927	13,496
Deposits (end of period)	332,737	313,547	106	332,737	328,153	317,080	315,376	313,547	317,080
Bonds issued by Realkredit Danmark (end of period)	675,195	649,481	104	675,195	668,154	660,685	663,099	649,481	660,685
Allocated capital (avg.)	37,311	39,341	95	37,452	37,169	37,350	37,896	38,687	38,475
Profit before loan impairment charges as % p.a. of allocated capital	18.7	23.2		17.6	19.8	22.7	22.7	21.4	22.9
Pre-tax profit as % p.a. of allocated capital (ROE)	-8.1	-2.1		-5.9	-10.2	-0.6	-7.9	-0.3	-3.2
Cost/income ratio (%)	62.1	57.9		63.9	60.3	59.7	58.5	61.1	58.5

At January 1, 2010, operating leases were transferred from Banking Activities Denmark to Other Banking Activities. The change had no effect on profit before tax but caused a transfer of income and expenses of about DKr150m on a quarterly basis from Banking Activities Denmark to Other Banking Activities. Comparative figures have not been restated.

BANKING ACTIVITIES FINLAND (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	1,154	1,708	68	584	570	628	679	787	3,015
Net fee income	585	536	109	306	279	292	282	273	1,110
Net trading income	41	51	80	21	20	18	2	38	71
Other income	170	168	101	82	88	97	116	84	381
Total income	1,950	2,463	79	993	957	1,035	1,079	1,182	4,577
Expenses	1,658	1,738	95	840	818	891	761	859	3,390
Profit before loan impairment charges	292	725	40	153	139	144	318	323	1,187
Loan impairment charges	189	1,280	15	64	125	-111	554	895	1,723
Profit before tax	103	-555	-	89	14	255	-236	-572	-536
Profit before tax in local currency (€)	14	-75	-	12	2	34	-31	-77	-72
Loans and advances (end of period)	159,001	166,158	96	159,001	156,970	157,810	162,066	166,158	157,810
Allowance account, total (end of period)	2,607	2,551	102	2,607	2,580	2,545	3,021	2,551	2,545
Deposits (end of period)	109,324	98,655	111	109,324	99,003	96,005	93,040	98,655	96,005
Allocated capital (avg.)	6,704	7,648	88	6,650	6,758	7,013	7,317	7,523	7,404
Profit before loan impairment charges as % p.a. of allocated capital	8.7	19.0		9.2	8.2	8.2	17.4	17.2	16.0
Pre-tax profit as % p.a. of allocated capital (ROE)	3.1	-14.5		5.4	0.8	14.5	-12.9	-30.4	-7.2
Cost/income ratio (%)	85.0	70.6		84.6	85.5	86.1	70.5	72.7	74.1

BANKING ACTIVITIES SWEDEN (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	1,096	976	112	558	538	489	532	520	1,997
Net fee income	355	312	114	188	167	175	155	182	642
Net trading income	59	44	134	27	32	22	20	23	86
Other income	26	26	100	15	11	14	11	17	51
Total income	1,536	1,358	113	788	748	700	718	742	2,776
Goodwill impairment charges	-	-	-	-	-	16	-	-	16
Other expenses	773	736	105	401	372	402	359	395	1,497
Expenses	773	736	105	401	372	418	359	395	1,513
Profit before loan impairment charges	763	622	123	387	376	282	359	347	1,263
Loan impairment charges	93	412	23	-10	103	-12	109	115	509
Profit before tax	670	210	-	397	273	294	250	232	754
Profit before tax in local currency (SKr)	876	299	293	512	364	409	347	332	1,055
Loans and advances (end of period)	180,934	171,656	105	180,934	175,356	167,461	174,389	171,656	167,461
Allowance account, total (end of period)	1,331	1,082	123	1,331	1,324	1,182	1,240	1,082	1,182
Deposits (end of period)	74,973	59,692	126	74,973	76,791	74,263	65,716	59,692	74,263
Allocated capital (avg.)	8,068	8,333	97	8,227	7,908	8,138	8,123	8,184	8,231
Profit before loan impairment charges as % p.a. of allocated capital	18.9	14.9		18.8	19.0	13.9	17.7	17.0	15.3
Pre-tax profit as % p.a. of allocated capital (ROE)	16.6	5.0		19.3	13.8	14.4	12.3	11.3	9.2
Cost/income ratio (%)	50.3	54.2		50.9	49.7	59.7	50.0	53.2	54.5

BANKING ACTIVITIES NORWAY (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	1,171	1,314	89	582	589	678	674	648	2,666
Net fee income	189	168	113	100	89	88	86	78	342
Net trading income	66	83	80	34	32	57	18	34	158
Other income	277	212	131	155	122	119	123	115	454
Total income	1,703	1,777	96	871	832	942	901	875	3,620
Expenses	953	904	105	494	459	458	445	453	1,807
Profit before loan impairment charges	750	873	86	377	373	484	456	422	1,813
Loan impairment charges	35	364	10	3	32	102	210	67	676
Profit before tax	715	509	140	374	341	382	246	355	1,137
Profit before tax in local currency (NKr)	769	605	127	398	371	431	288	421	1,324
Loans and advances (end of period)	159,607	148,773	107	159,607	155,703	150,702	152,603	148,773	150,702
Allowance account, total (end of period)	1,518	1,168	130	1,518	1,492	1,404	1,413	1,168	1,404
Deposits (end of period)	68,105	54,422	125	68,105	65,201	62,709	57,250	54,422	62,709
Allocated capital (avg.)	7,655	7,789	98	7,746	7,562	7,545	7,551	7,873	7,668
Profit before loan impairment charges as % p.a. of allocated capital	19.6	22.4		19.5	19.7	25.7	24.2	21.4	23.6
Pre-tax profit as % p.a. of allocated capital (ROE)	18.7	13.1		19.3	18.0	20.3	13.0	18.0	14.8
Cost/income ratio (%)	56.0	50.9		56.7	55.2	48.6	49.4	51.8	49.9

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	602	642	94	306	296	337	336	316	1,315
Net fee income	150	145	103	77	73	75	76	75	296
Net trading income	41	39	105	23	18	29	4	39	72
Other income	13	8	163	3	10	1	3	6	12
Total income	806	834	97	409	397	442	419	436	1,695
Expenses	588	598	98	326	262	261	267	282	1,126
Profit before loan impairment charges	218	236	92	83	135	181	152	154	569
Loan impairment charges	374	864	43	254	120	164	371	419	1,399
Profit before tax	-156	-628	-	-171	15	17	-219	-265	-830
Profit before tax in local currency (£)	-17	-75	-	-19	2	2	-27	-30	-100
Loans and advances (end of period)	54,934	56,600	97	54,934	50,030	51,510	53,214	56,600	51,510
Allowance account, total (end of period)	2,545	1,575	162	2,545	2,141	2,006	1,843	1,575	2,006
Deposits (end of period)	50,118	49,240	102	50,118	44,807	45,914	45,959	49,240	45,914
Allocated capital (avg.)	1,886	1,968	96	1,878	1,894	1,867	2,004	1,988	1,951
Profit before loan impairment charges as % p.a. of allocated capital	23.1	24.0		17.7	28.5	38.8	30.3	31.0	29.2
Pre-tax profit as % p.a. of allocated capital (ROE)	-16.5	-63.8		-36.4	3.2	3.6	-43.7	-53.3	-42.5
Cost/income ratio (%)	73.0	71.7		79.7	66.0	59.0	63.7	64.7	66.4

BANKING ACTIVITIES IRELAND (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	548	655	84	274	274	243	242	316	1,140
Net fee income	55	66	83	29	26	28	32	33	126
Net trading income	22	26	85	11	11	13	10	11	49
Other income	3	3	100	2	1	4	3	1	10
Total income	628	750	84	316	312	288	287	361	1,325
Expenses	437	472	93	222	215	328	210	241	1,010
Profit before loan impairment charges	191	278	69	94	97	-40	77	120	315
Loan impairment charges	2,736	2,819	97	1,647	1,089	1,187	1,232	1,346	5,238
Profit before tax	-2,545	-2,541	-	-1,553	-992	-1,227	-1,155	-1,226	-4,923
Profit before tax in local currency (€)	-342	-341	-	-209	-133	-165	-155	-164	-661
Loans and advances (end of period)	74,573	78,831	95	74,573	75,599	76,601	77,866	78,831	76,601
Allowance account, total (end of period)	9,741	4,606	211	9,741	8,093	7,002	5,835	4,606	7,002
Deposits (end of period)	31,289	30,312	103	31,289	32,385	30,805	32,367	30,312	30,805
Allocated capital (avg.)	2,897	3,286	88	2,853	2,941	3,089	3,177	3,265	3,209
Profit before loan impairment charges as % p.a. of allocated capital	13.2	16.9		13.2	13.2	-5.2	9.7	14.7	9.8
Pre-tax profit as % p.a. of allocated capital (ROE)	-175.7	-154.7		-217.7	-134.9	-158.9	-145.4	-150.2	-153.4
Cost/income ratio (%)	69.6	62.9		70.3	68.9	113.9	73.2	66.8	76.2

BANKING ACTIVITIES BALTICS (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	249	273	91	127	122	110	105	130	488
Net fee income	76	68	112	36	40	36	32	36	136
Net trading income	50	52	96	24	26	31	33	17	116
Other income	6	6	100	2	4	9	7	3	22
Total income	381	399	95	189	192	186	177	186	762
Goodwill impairment charges	-	1,417	-	-	-	-	-	1,417	1,417
Other expenses	175	198	88	88	87	101	89	100	388
Expenses	175	1,615	11	88	87	101	89	1,517	1,805
Profit before loan impairment charges	206	-1,216	-	101	105	85	88	-1,331	-1,043
Loan impairment charges	189	1,398	14	51	138	613	714	839	2,725
Profit before tax	17	-2,614	-	50	-33	-528	-626	-2,170	-3,768
Loans and advances (end of period)	25,379	28,676	89	25,379	26,142	26,816	27,841	28,676	26,816
Allowance acc., total (end of period)	3,101	1,783	174	3,101	3,092	2,985	2,460	1,783	2,985
Deposits (end of period)	19,247	15,529	124	19,247	17,818	17,073	14,889	15,529	17,073
Allocated capital (avg.)	1,181	1,464	81	1,182	1,179	1,232	1,293	1,416	1,362
Profit before loan impairment charges as % p.a. of allocated capital	34.9	-166.1		34.2	35.6	27.6	27.2	-	-76.6
Pre-tax profit, % p.a. of alloc. cap. (ROE)	2.9	-		16.9	-11.2	-171.4	-193.7	-	-276.7
Cost/income ratio, excluding goodwill impairment charges (%)	45.9	49.6		46.6	45.3	54.3	50.3	53.8	50.9

PROFIT BEFORE LOAN AND GOODWILL IMPAIRMENT CHARGES (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Estonia	149	192	78	80	69	61	55	83	308
Latvia	-4	14	-	-6	2	8	23	3	45
Lithuania	61	-5	-	27	34	16	10	-	21
Total Banking Activities Baltics	206	201	102	101	105	85	88	86	374

OTHER BANKING ACTIVITIES (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	168	184	91	78	90	88	85	98	357
Net fee income	53	44	120	26	27	24	41	22	109
Net trading income	14	10	140	7	7	8	6	3	24
Other income	864	449	192	469	395	224	199	244	872
Total income	1,099	687	160	580	519	344	331	367	1,362
Goodwill impairment charges	-	-	-	-	-	25	-	-	25
Other expenses	908	543	167	478	430	310	234	280	1,087
Expenses	908	543	167	478	430	335	234	280	1,112
Profit before loan impairment charges	191	144	133	102	89	9	97	87	250
Loan impairment charges	47	48	98	77	-30	77	42	114	167
Profit before tax	144	96	150	25	119	-68	55	-27	83
Loans and advances (end of period)	18,191	21,487	85	18,191	18,835	17,606	20,560	21,487	17,606
Allowance acc., total (end of period)	414	975	42	414	344	1,261	1,119	975	1,261
Deposits (end of period)	4,803	3,536	136	4,803	4,847	4,291	3,447	3,536	4,291
Allocated capital (avg.)	1,682	1,765	95	1,380	1,988	1,959	2,040	1,931	1,883
Profit before loan impairment charges as % p.a. of allocated capital	22.7	16.3		29.6	17.9	1.8	19.0	18.0	13.3
Pre-tax profit, % p.a. of alloc. cap. (ROE)	17.1	10.9		7.2	23.9	-13.9	10.8	-5.6	4.4
Cost/income ratio (%)	82.6	79.0		82.4	82.9	97.4	70.7	76.3	81.6

PROFIT BEFORE TAX (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Nordania Leasing	6	-35	-	19	-13	-74	-27	-19	-136
Other non-Danish banking activities	138	131	105	6	132	6	82	-8	219
Total Other Banking Activities	144	96	150	25	119	-68	55	-27	83

At January 1, 2010, operating leases were transferred from Banking Activities Denmark to Other Banking Activities. The change had no effect on profit before tax but caused a transfer of income and expenses of about DKr150m on a quarterly basis from Banking Activities Denmark to Other Banking Activities. Comparative figures have not been restated.


EMPLOYEES
882
TOTAL INCOME
DKr4,664m

Danske Markets

DANSKE MARKETS (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Total income	4,664	11,764	40	2,457	2,207	1,663	3,811	4,733	17,238
Expenses	1,413	1,609	88	721	692	655	622	786	2,886
Profit before loan impairment charges	3,251	10,155	32	1,736	1,515	1,008	3,189	3,947	14,352
Loan impairment charges	-904	2,350	-	-807	-97	894	-7	652	3,237
Profit before tax	4,155	7,805	53	2,543	1,612	114	3,196	3,295	11,115
Due from credit institutions and repo loans (end of period)	410,062	428,929	96	410,062	410,675	348,419	484,225	428,929	348,419
Loans and advances (end of period)	52,281	59,795	87	52,281	44,674	47,069	50,691	59,795	47,069
Allowance account, total (end of period)	4,544	5,902	77	4,544	4,872	4,917	4,206	5,902	4,917
Net trading and investment portfolio (end of period)	374,449	428,991	87	374,449	399,641	466,504	423,761	428,991	466,504
Deposits (end of period)	79,604	153,557	52	79,604	96,939	151,613	174,109	153,557	151,613
Allocated capital (avg.)	4,430	5,203	85	5,066	3,788	3,002	3,601	5,056	4,244
Profit before loan impairment charges as % p.a. of allocated capital	146.8	-		137.1	160.0	134.3	-	-	-
Pre-tax profit as % p.a. of allocated capital (ROE)	187.6	300.0		200.8	170.2	15.2	-	260.7	261.9
Cost/income ratio (%)	30.3	13.7		29.3	31.4	39.4	16.3	16.6	16.7

TOTAL INCOME (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Trading activities	3,678	11,944	31	1,665	2,013	1,791	3,194	4,410	16,929
Group Treasury	811	-292	-	692	119	-152	567	297	123
Institutional banking	175	112	156	100	75	24	50	26	186
Total Danske Markets	4,664	11,764	40	2,457	2,207	1,663	3,811	4,733	17,238

- Net trading income at a lower, but satisfactory, level
- Customer activity still strong
- Lower risk taking

Profit before tax was DKr4.2bn, down DKr3.6bn from the year-earlier figure.

The massive increases in credit premiums particularly on government bonds and covered bonds of southern European issuers had only a modest impact on net trading income, as the Group's exposure to these papers is limited. Trading activities benefited from the resulting strengthening of the Danish krone against the euro and the ensuing interest rate adjustments.

Customer-driven trading activity in instruments to hedge interest rate and exchange rate risks in particular remained good, and income derived from this activity constitutes an increasing share of total net trading income.

Corporate Finance was involved in a number of significant customer transactions in the first half of 2010.

Danske Markets reduced its interest rate risk during the second quarter of 2010. At the end of the quarter, the Group's VaR was DKr459m.

Group Treasury income was up DKr1.1bn. It included an unrealised capital gain of DKr0.7bn related to the merger of PBS Holding A/S and Nordito AS.

Value adjustments of the available-for-sale bond portfolio produced a loss of DKr0.1bn. This loss was recognised directly in shareholders' equity.

Danske Markets reversed impairment charges of DKr0.9bn in the first half of 2010 as the value of collateral increased.

Expenses declined 12%, mainly because of lower performance-based compensation to trading activities staff. The fall in performance-based compensation was due both to lower activity and earnings and to the Group's adjustment in 2009 and 2010 of the compensation structure in accordance with international recommendations.


EMPLOYEES
540
PRE-TAX PROFIT
DKr316m
MARKET SHARE IN THE NORDIC REGION
11.4%

Danske Capital

DANSKE CAPITAL (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Total income	804	863	93	390	414	492	373	475	1,728
Expenses	480	476	101	242	238	296	242	235	1,014
Profit before loan impairment charges	324	387	84	148	176	196	131	240	714
Loan impairment charges	8	14	57	5	3	-100	40	6	-46
Profit before tax	316	373	85	143	173	296	91	234	760
Loans and advances (end of period)	6,378	16,017	40	6,378	8,472	9,993	12,469	16,017	9,993
Allowance account, total (end of period)	295	360	82	295	290	297	400	360	297
Deposits (end of period)	6,540	6,420	102	6,540	5,774	6,235	6,020	6,420	6,235
Allocated capital (avg.)	320	448	71	317	323	294	308	352	374
Cost/income ratio (%)	59.7	55.2		62.1	57.5	60.2	64.9	49.5	58.7
Assets under management (DKr bn)	558	509	110	558	561	548	537	509	548

- Profit before loan impairment charges down 16%
- Total income down 7% owing to lower income from loans to the institutional banking segment and the absence of one-off income
- Good investment performance and positive net sales
- Nordic market position maintained

Income at Danske Capital declined 7% to DKr804m, down from DKr863m a year earlier. The main reason for the decline was a change in the business strategy of Danske Bank International in Luxembourg to focus exclusively on international private banking. Consequently, the institutional loan portfolio is being phased out, and this caused a DKr67m drop in income to DKr16m for the first half of 2010. In addition, total income for the first half of 2009 included significant one-off income of DKr86m.

Excluding these special factors, income was up 14% from DKr694m in the first half of 2009 to DKr788m in the first half of 2010. With an income increase of 24%, Asset Management was a significant contributor.

Expenses matched the level in the first half of 2009.

A net inflow and a positive trend in the market prices of assets under management caused the value of these assets to rise 10% to DKr558bn. The inflow totalled DKr17.6bn in the first half of 2010. Products managed by Asset Management accounted for DKr16.9bn, while investment products offered by external providers and structured products contributed DKr0.7bn.

The DKr16.9bn inflow to Asset Management consisted of net sales to institutional clients of DKr10.0bn and to retail customers of DKr6.9bn.

Danske Capital maintained its 11.4% share of the Nordic unit trust market. Market shares in Denmark and Norway rose to 28% and 3.2%, respectively, whereas the market share in Finland declined to 15.4%, and the market share in Sweden remained at 1.7%. The receding market share in Finland was attributable primarily to an outflow in the institutional segment.

In the first half of 2010, Danske Capital's unit trust business posted above-benchmark returns in 63% of its funds. Of the bond-based funds, 47% delivered above-benchmark returns, and for equity-based funds, the figure was 70%.

In an investor survey conducted in the first half of 2010, Thomson Reuters ranked Danske Capital the best asset manager in the Nordic region.


EMPLOYEES
906
NET INCOME
DKr756m
TOTAL PREMIUMS
DKr12,181m

Danica Pension

DANICA PENSION (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Share of technical provisions	555	538	103	279	276	278	271	266	1,087
Unit-linked business	137	52	263	63	74	43	56	51	151
Health and accident business	-12	-35	-	17	-29	-41	-21	-7	-97
Return on investments	520	700	74	102	418	198	485	488	1,383
Financing result	-67	-156	-	-31	-36	-41	-50	-62	-247
Special allotment	-200	-	-	-100	-100	-40	-	-	-40
Change in shadow account	-177	-538	-	-177	-	1,382	-271	-266	573
Net income from insurance business	756	561	135	153	603	1,779	470	470	2,810
Premiums, insurance contracts	8,891	8,509	104	4,107	4,784	4,810	3,833	3,800	17,152
Premiums, investment contracts	3,290	1,224	269	1,600	1,690	1,297	758	734	3,279
Provisions, insurance contracts	230,268	212,927	108	230,268	227,834	222,377	221,287	212,927	222,377
Provisions, investment contracts	18,595	10,989	169	18,595	17,830	15,032	13,098	10,989	15,032
Customer funds, investment assets									
Danica Traditionel	192,331	176,482	109	192,331	183,461	181,288	182,252	176,482	181,288
Danica Balance	16,444	10,052	164	16,444	15,747	13,638	11,991	10,052	13,638
Danica Link	38,327	25,803	149	38,327	37,131	32,800	29,786	25,803	32,800
Allocated capital (avg.)	5,489	5,736	96	5,566	5,411	5,775	5,676	5,731	5,731
Net income as % p.a. of allocated capital	27.5	19.6		11.0	44.6	123.2	33.1	32.8	49.0

- Net income from insurance business of DKr0.8bn, up 35%
- Total premiums up 25% to DKr12.2bn
- Good premium growth achieved by Swedish and Norwegian units
- Risk allowance partially booked

Net income from insurance business totalled DKr756m, against DKr561m in the first half of 2009. The partial booking of the risk allowance to income and an increased profit on unit-linked business had a positive effect on net income. The return on equity was 1.8%.

The financial unrest led to a drop in share prices and a weakening of the euro, in turn causing Danish interest rates to plunge. This resulted in an increase in technical provisions, which was only partially offset by an increase in the value of securities and interest rate hedging instruments. The return on customer funds in *Danica Traditionel* was 5.4% – including changes in technical provisions, it was 1.9%. The Group was able to book DKr378m of its risk allowance to income, while DKr177m was transferred to the shadow account. The balance in the shadow account subsequently amounted to DKr758m.

The return on customer funds in the market-based products, *Danica Balance* and *Danica Link*, was DKr1.2bn, or an average rate of 3.7%.

Total investment assets were up 14% to DKr280bn.

Net income was adversely affected by the DKr200m special allotment payable to certain policyholders of the former Statsanstalten for Livsforsikring (see Annual Report 2009).

The volume of unit-linked business reached a level at which the income from existing customers exceeded ongoing expenses, resulting in a significant improvement on the year-earlier figure for this item.

The economic downturn, financial unrest and uncertainty surrounding the outcome of a special Danish tax on large pensions affected the pensions market in the first half of 2010. Nevertheless, interest in pension savings remained keen.

Total premiums rose 25% to DKr12.2bn, primarily as a result of premium increases in Sweden and Norway. Premiums in Denmark were up 2%. Premiums for market-based products rose 48% in Denmark.

Premiums in Sweden came to DKr3.2bn, rising 162% over the year-earlier figure. At DKr0.5bn, premiums in Norway were 107% higher than in the first half of 2009. In Ireland, premiums amounted to DKr35m.

The collective bonus potential amounted to DKr2.0bn at the end of June 2010, down DKr0.8bn from the level at the beginning of the year. Including a capital buffer of DKr14.6bn, the Danica Group's total financial strength stood at DKr16.6bn.


PRE-TAX PROFIT
DKr459m

Other Activities

OTHER ACTIVITIES (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Net interest income	154	41	-	84	70	82	1	42	124
Net fee income	-20	-17	-	-16	-4	-15	-6	-13	-38
Net trading income	-32	-102	-	48	-80	98	-164	-144	-168
Other income	533	61	-	240	293	164	26	42	251
Total income	635	-17	-	356	279	329	-143	-73	169
Expenses	176	413	43	115	61	302	79	188	794
Profit before loan impairment charges	459	-430	-	241	218	27	-222	-261	-625
Loan impairment charges	-	-	-	-	-	-	-	-	-
Profit before tax	459	-430	-	241	218	27	-222	-261	-625

PROFIT BEFORE TAX (DKr m)	First half 2010	First half 2009	Index 10/09	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Full year 2009
Real property	209	-8	-	121	88	-96	68	-60	-36
Own shares	-13	-196	-	51	-64	67	-195	-224	-324
Other, including Group support functions	263	-226	-	69	194	56	-95	23	-265
Total Other Activities	459	-430	-	241	218	27	-222	-261	-625

Other Activities covers the Group's real property activities, support functions and eliminations, including the elimination of returns on own shares and bonds.

Other Activities recorded a profit before tax of DKr459m, against a loss of DKr430m in the first half of 2009.

The profit for Other Activities included a provision of DKr100m for expected losses under the Danish deposit guarantee scheme.

New legislation in Norway on voluntary early retirement (AFP) reduced the Group's liabilities, and thus expenses, by DKr93m.

Real property activities recorded a profit of DKr209m, up DKr217m on the year-earlier period. The improvement was due to property write-downs in 2009 and lower maintenance costs in 2010.

Some customer savings held under pooled schemes and at Danica are invested in Danske Bank shares. In accordance with accounting standards, the return on the Danske Bank shares must be eliminated in the financial statements, but the return is recognised in the income statement as a return on customer savings. This elimination led to an expense of DKr13m in the first half of 2010, against an expense of DKr196m in the year-earlier period.

Other functions, including Group support functions, recorded a profit of DKr263m, against a loss of DKr226m in the first half of 2009. The positive trend was the result of a refund of excess financial services employer tax paid in the years 2001-06 and severance payments in the first quarter of 2009.

Income statement - Danske Bank Group

(DKr m)	First half 2010	First half 2009	Q2 2010	Q2 2009
Interest income	40,586	56,934	20,664	25,984
Interest expense	22,016	31,881	11,618	13,762
Net interest income	18,570	25,053	9,046	12,222
Fee income	5,658	5,035	2,858	2,662
Fee expenses	1,786	1,569	933	841
Net trading income	1,720	8,248	-838	7,309
Other income	2,498	2,018	1,179	1,114
Net premiums	8,775	8,390	4,160	3,863
Net insurance benefits	11,530	14,558	3,815	11,082
Income from associated undertakings	63	137	-14	60
Profit on sale of associated and group undertakings	659	5	659	5
Staff costs and administrative expenses	12,075	12,627	6,203	6,295
Amortisation, depreciation and impairment charges	1,668	3,234	879	2,430
Profit before loan impairment charges	10,884	16,898	5,220	6,587
Loan impairment charges	7,752	14,531	3,479	6,550
Profit before tax	3,132	2,367	1,741	37
Tax	1,426	1,642	804	865
Net profit for the period	1,706	725	937	-828

Portion attributable to				
Shareholders of Danske Bank A/S (the Parent Company)	1,706	739	937	-828
Minority interests	-	-14	-	-
Net profit for the period	1,706	725	937	-828
Earnings per share (DKr)	2.5	1.0	1.4	-1.2
Diluted earnings per share (DKr)	2.5	1.0	1.4	-1.2
Proposed dividend per share (DKr)	-	-	-	-

Statement of comprehensive income – Danske Bank Group

(DKr m)	First half 2010	First half 2009	Q2 2010	Q2 2009
Net profit for the period	1,706	725	937	-828
Other comprehensive income				
Translation of non-Danish units	1,284	967	1,095	830
Non-Danish unit hedges	-1,301	-844	-1,032	-820
Unrealised value adjustments of available-for-sale financial assets	-83	75	-293	726
Realised value adjustments of available-for-sale financial assets	31	180	9	146
Tax on other comprehensive income	294	97	291	-63
Total other comprehensive income	225	475	70	819
Total comprehensive income for the period	1,931	1,200	1,007	-9
Portion attributable to				
Shareholders of Danske Bank A/S (the Parent Company)	1,931	1,214	1,007	-9
Minority interests	-	-14	-	-
Total comprehensive income for the period	1,931	1,200	1,007	-9

Balance sheet - Danske Bank Group

(DKr m)	June 30, 2010	Dec. 31, 2009	June 30, 2009
ASSETS			
Cash in hand and demand deposits with central banks	38,724	33,714	19,377
Due from credit institutions and central banks	217,100	202,356	261,928
Trading portfolio assets	775,937	620,052	617,493
Investment securities	116,523	118,979	147,275
Loans and advances	1,177,776	1,127,142	1,214,501
Loans and advances at fair value	703,818	688,473	683,577
Assets under pooled schemes and unit-linked investment contracts	54,854	45,909	39,228
Assets under insurance contracts	211,830	196,944	188,382
Holdings in associated undertakings	994	1,086	961
Intangible assets	22,945	23,037	23,533
Investment property	5,216	4,948	4,574
Tangible assets	8,364	8,800	9,031
Current tax assets	1,638	2,274	2,487
Deferred tax assets	2,634	2,120	1,898
Other assets	25,630	22,643	25,306
Total assets	3,363,983	3,098,477	3,239,551
LIABILITIES			
Due to credit institutions and central banks	313,735	311,169	381,810
Trading portfolio liabilities	604,512	380,567	430,456
Deposits	808,551	859,580	838,903
Bonds issued by Realkredit Danmark	555,829	517,055	521,981
Deposits under pooled schemes and unit-linked investment contracts	60,028	53,133	44,819
Liabilities under insurance contracts	233,654	223,876	214,921
Other issued bonds	543,917	514,601	564,134
Current tax liabilities	639	1,197	1,584
Deferred tax liabilities	5,345	5,391	3,175
Other liabilities	50,492	51,247	54,949
Subordinated debt	84,636	80,002	83,402
Total liabilities	3,261,338	2,997,818	3,140,134
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,988
Foreign currency translation reserve	-201	-184	-167
Reserve for available-for-sale financial assets	-1,281	-1,229	-1,682
Retained earnings	97,139	95,084	94,278
Proposed dividends	-	-	-
Shareholders of Danske Bank A/S (the Parent Company)	102,645	100,659	99,417
Minority interests	-	-	-
Total shareholders' equity	102,645	100,659	99,417
Total liabilities and equity	3,363,983	3,098,477	3,239,551

Statement of capital – Danske Bank Group

(DKr m)

Changes in shareholders' equity

	Shareholders of Danske Bank A/S (the Parent Company)							
	Share capital	Foreign currency translation reserve	Available-for-sale assets	Retained earnings	Proposed dividends	Total	Minority interests	Total
Shareholders' equity at January 1, 2010	6,988	-184	-1,229	95,084	-	100,659	-	100,659
Net profit for the period	-	-	-	1,706	-	1,706	-	1,706
Other comprehensive income								
Translation of non-Danish units	-	1,284	-	-	-	1,284	-	1,284
Non-Danish unit hedges	-	-1,301	-	-	-	-1,301	-	-1,301
Unrealised value adjustments of available-for-sale financial assets	-	-	-83	-	-	-83	-	-83
Realised value adjustments of available-for-sale financial assets	-	-	31	-	-	31	-	31
Tax on other comprehensive income	-	-	-	294	-	294	-	294
Total other comprehensive income	-	-17	-52	294	-	225	-	225
Total comprehensive income for the period	-	-17	-52	2,000	-	1,931	-	1,931
Dividends paid	-	-	-	-	-	-	-	-
Acquisition of own shares	-	-	-	-10,543	-	-10,543	-	-10,543
Sale of own shares	-	-	-	10,608	-	10,608	-	10,608
Share-based payments	-	-	-	6	-	6	-	6
Tax on entries on shareholders' equity	-	-	-	-16	-	-16	-	-16
Shareholders' equity at June 30, 2010	6,988	-201	-1,281	97,139	-	102,645	-	102,645
Shareholders' equity at January 1, 2009	6,988	-290	-1,937	93,464	-	98,225	22	98,247
Net profit for the period	-	-	-	739	-	739	-14	725
Other comprehensive income								
Translation of non-Danish units	-	967	-	-	-	967	-	967
Non-Danish unit hedges	-	-844	-	-	-	-844	-	-844
Unrealised value adjustments of available-for-sale financial assets	-	-	75	-	-	75	-	75
Realised value adjustments of available-for-sale financial assets	-	-	180	-	-	180	-	180
Tax on other comprehensive income	-	-	-	97	-	97	-	97
Total other comprehensive income	-	123	255	97	-	475	-	475
Total comprehensive income for the period	-	123	255	836	-	1,214	-14	1,200
Dividends paid	-	-	-	-	-	-	-8	-8
Acquisition of own shares	-	-	-	-7,202	-	-7,202	-	-7,202
Sale of own shares	-	-	-	7,143	-	7,143	-	7,143
Share-based payments	-	-	-	18	-	18	-	18
Tax on entries on shareholders' equity	-	-	-	19	-	19	-	19
Shareholders' equity at June 30, 2009	6,988	-167	-1,682	94,278	-	99,417	-	99,417

Through the Private Contingency Association, Danske Bank participates in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The guarantee prohibits dividend payments and share buybacks by the participating banks until the guarantee expires on September 30, 2010. From October 1, 2010, and for as long as the Danish state holds hybrid capital in Danske Bank, the Group may distribute dividends if such dividends can be paid in full out of the profit for the year.

	June 30, 2010	Dec. 31, 2009	June 30, 2009
Share capital (DKr)	6,988,042,760	6,988,042,760	6,988,042,760
Number of shares	698,804,276	698,804,276	698,804,276
Number of shares outstanding	691,785,124	690,155,326	690,099,175
Average number of shares outstanding, including dilutive shares	691,217,505	689,697,409	690,531,639

Statement of capital – Danske Bank Group

(DKr m)	June 30, 2010	Dec. 31, 2009	June 30, 2009
Solvency			
Shareholders' equity	102,645	100,659	99,417
Revaluation of domicile property	1,288	1,275	1,241
Pension obligations at fair value	-1,594	-1,155	-342
Tax effect	452	262	116
Minority interests	2,989	2,984	2,978
Shareholders' equity calculated in accordance with the rules of the Danish FSA	105,780	104,025	103,410
Proposed dividends	-	-	-
Intangible assets of banking operations	-23,047	-23,140	-23,638
Deferred tax assets	-2,925	-2,223	-1,761
Deferred tax on intangible assets	1,163	1,229	1,328
Revaluation of real property	-715	-753	-743
Core tier 1 capital	80,256	79,138	78,596
Hybrid capital	42,641	41,099	41,486
Difference between expected losses and impairment charges	-	-	-
Statutory deduction for insurance subsidiaries	-2,526	-2,308	-2,500
Other statutory deductions	-	-	-20
Total tier 1 capital	120,371	117,929	117,562
Subordinated debt, excluding hybrid capital	32,371	31,969	35,661
Hybrid capital	-	-	-
Revaluation of real property	715	753	743
Difference between expected losses and impairment charges	-	-	3,134
Statutory deduction for insurance subsidiaries	-2,526	-2,308	-2,500
Other statutory deductions	-	-	-20
Capital base	150,931	148,343	154,580
Risk-weighted assets	879,029	834,242	960,823
Core tier 1 capital ratio (%)	9.1	9.5	8.2
Tier 1 capital ratio (%)	13.7	14.1	12.2
Solvency ratio (%)	17.2	17.8	16.1

The solvency and tier 1 capital ratios are calculated in accordance with the Capital Requirements Directive. Risk-weighted assets calculated under the Basel I rules amounted to DKr1,389,969m at June 30, 2010. The ICAAP result, taking the transitional rules into consideration, was DKr88,958m, equal to 80% of the capital requirement of 8% of risk-weighted assets.

Cash flow statement – Danske Bank Group

(DKr m)	First half 2010	First half 2009
Cash flow from operations		
Net profit for the period	1,706	725
Adjustment for non-cash operating items	8,699	19,929
Cash flow from operations	18,133	25,749
Total	28,538	46,403
Cash flow from investing activities		
Acquisition/sale of businesses	-	7
Acquisition/sale of own shares	65	-59
Acquisition of intangible assets	-156	-155
Acquisition/sale of tangible assets	-964	-1,279
Total	-1,055	-1,486
Cash flow from financing activities		
Changes in subordinated debt and hybrid capital	-	24,901
Dividends	-	-
Other income	-	-
Change in minority interests	-	-22
Total	-	24,879
Cash and cash equivalents at January 1	225,788	202,728
Change in cash and cash equivalents	27,483	69,796
Cash and cash equivalents at June 30	253,271	272,524

Notes – Danske Bank Group

Note

1 **Significant accounting policies**

The Danske Bank Group's interim report for the first half of 2010 has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim reports of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in Annual Report 2009, which provides a full description of the Group's significant accounting policies.

Critical accounting policies

Management's estimates and assumptions of future events that will significantly affect the carrying amounts of assets and liabilities underlie the preparation of the consolidated financial statements. The estimates and assumptions that are deemed critical to the consolidated financial statements are

- the fair value measurement of financial instruments
- the measurement of loans and advances
- the measurement of goodwill
- the measurement of liabilities under insurance contracts and defined benefit pension plans

The estimates and assumptions are based on premises that management finds reasonable but that are inherently uncertain and unpredictable. The premises may be incomplete, unexpected future events or situations may occur, and other people may make other estimates.

Fair value measurement of financial instruments

Measurements of financial instruments for which prices are quoted in an active market or which are based on generally accepted models employing observable market data are not subject to critical estimates.

Measurements of financial instruments that are only to a limited extent based on observable market data, such as unlisted shares and certain bonds for which there is no active market, are subject to estimates.

Measurement of loans and advances

The Group makes impairment charges to account for impairment of loans and advances that occurs after initial recognition. Impairment charges consist of individual and collective charges and rely on a number of estimates, including identification of loans or portfolios of loans with objective evidence of impairment, expected future cash flows and the expected value of collateral.

Measurement of goodwill

Goodwill on acquisition is tested for impairment at least once a year. Impairment testing requires that management estimate future cash flows from acquired units. A number of factors affect the value of such cash flows, including discount rates, changes in the real economy, customer behaviour and competition.

Measurement of liabilities under insurance contracts and defined benefit pension plans

The calculation of liabilities under insurance contracts and defined benefit pension plans is based on a number of actuarial computations that rely on assumptions about a number of variables, including mortality and disability rates and pay increases. The liabilities are also affected by the discount rate.

Annual Report 2009 and Risk Management 2009 provide a detailed description of the Group's significant risks and the external factors that may affect the Group.

Standards and interpretations not yet in force

The International Accounting Standards Board (IASB) has issued a number of international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretations Committee (IFRIC) has issued a number of interpretations that have not yet come into force.

None of these is expected to materially affect the Group's future financial reporting.

In November 2009, the IASB published IFRS 9, Financial Instruments. This version of the standard is the first step to replace the requirements of IAS 39 by the end of 2010. The first phase of IFRS 9 addresses only the classification and measurement of financial assets, while the next phases will include requirements for the measurement and recognition of financial liabilities, impairment methodology and guidelines for hedge accounting and derecognition.

The EU has decided to postpone adoption of the standard until the details of the next phases are known.

The standard is scheduled for implementation on January 1, 2013, at the latest.

Under IFRS 9, financial assets are classified on the basis of the business model adopted for managing the assets and their contractual cash flow characteristics. Assets held with the objective of collecting contractual cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost. Other assets are measured at fair value through profit or loss. The fair value of equities may always be adjusted through other comprehensive income, however, and, satisfying certain requirements, a business may opt for fair value adjustment of its loans, advances, etc.

The Group does not expect IFRS 9 to materially affect the measurement of its financial assets, although the standard does not allow classification of bonds as available-for-sale assets. Such instruments are measured at amortised cost or fair value through profit or loss. Meaningful classification and measurement of financial assets are not possible without information about the future content of IFRS 9 to clarify the overall accounting effects of the standard and the time of implementation.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments, first half 2010**

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Elimina-tions	Total	Reclassi-fication	Highlights
Net interest income	11,711	3,219	69	3,314	154	103	18,570	-6,636	11,934
Net fee income	3,422	157	714	-401	-20	-	3,872	244	4,116
Net trading income	548	560	16	731	-21	-114	1,720	3,476	5,196
Other income	1,603	9	3	350	572	-39	2,498	-357	2,141
Net premiums	-	-	-	8,775	-	-	8,775	-8,775	-
Net insurance benefits	-	-	-	11,530	-	-	11,530	-11,530	-
Income from equity investments	-	719	2	1	2	-2	722	-722	-
Net income from insurance business	-	-	-	-	-	-	-	756	756
Total income	17,284	4,664	804	1,240	687	-52	24,627	-484	24,143
Expenses	11,190	1,413	480	484	215	-39	13,743	-484	13,259
Profit before loan impairment charges	6,094	3,251	324	756	472	-13	10,884	-	10,884
Loan impairment charges	8,648	-904	8	-	-	-	7,752	-	7,752
Profit before tax	-2,554	4,155	316	756	472	-13	3,132	-	3,132
Loans and advances, excluding reverse transactions	1,652,787	47,740	6,102	-	11,389	-29,386	1,688,632	-	1,688,632
Other assets	501,223	5,275,782	17,593	272,850	179,510	-4,571,607	1,675,351	-	1,675,351
Total assets	2,154,010	5,323,522	23,695	272,850	190,899	-4,600,993	3,363,983	-	3,363,983
Deposits, excluding repo deposits	690,596	79,604	6,540	-	19,075	-24,296	771,519	-	771,519
Other liabilities	1,396,030	5,239,488	16,835	267,361	146,802	-4,576,697	2,489,819	-	2,489,819
Allocated capital	67,384	4,430	320	5,489	25,022	-	102,645	-	102,645
Total liabilities and equity	2,154,010	5,323,522	23,695	272,850	190,899	-4,600,993	3,363,983	-	3,363,983
Internal income	1,903	7,187	57	1,191	-10,338	-	-		
Amortisation and depreciation charges	1,231	2	20	-	401	-	1,654		
Impairment charges for intangible and tangible assets	-	-	-	-	14	-	14		
Reversals of impairment charges	-	-	-	-	-	-	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	-7.6	187.6	197.5	27.5	3.8	-	6.1		
Cost/income ratio (%)	64.7	30.3	59.7	39.0	31.3	-	55.8		
Full-time-equivalent staff (avg.)	13,725	873	538	909	5,883	-	21,928		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Internal income and expenses are allocated to the individual segments on an arm's-length basis. Liquidity expenses are allocated on the basis of a maturity analysis of loans and deposits. Prices are based on interbank rates and funding spreads.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments, first half 2009**

(cont'd)

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Elimina-tions	Total	Reclassi-fication	Highlights
Net interest income	13,926	6,952	167	3,835	41	132	25,053	-10,919	14,134
Net fee income	3,124	67	576	-284	-17	-	3,466	217	3,683
Net trading income	685	4,571	50	3,176	93	-327	8,248	4,149	12,397
Other income	1,377	-2	72	524	80	-33	2,018	-510	1,508
Net premiums	-	-	-	8,390	-	-	8,390	-8,390	-
Net insurance benefits	-	-	-	14,558	-	-	14,558	-14,558	-
Income from equity investments	-	176	-2	-46	14	-	142	-142	-
Net income from insurance business	-	-	-	-	-	-	-	561	561
Total income	19,112	11,764	863	1,037	211	-228	32,759	-476	32,283
Expenses	12,887	1,609	476	476	446	-33	15,861	-476	15,385
Profit before loan impairment charges	6,225	10,155	387	561	-235	-195	16,898	-	16,898
Loan impairment charges	12,167	2,350	14	-	-	-	14,531	-	14,531
Profit before tax	-5,942	7,805	373	561	-235	-195	2,367	-	2,367
Loans and advances, excluding reverse transactions	1,675,383	53,898	15,685	-	5,948	-19,837	1,731,077	-	1,731,077
Other assets	399,366	4,388,134	16,095	241,442	209,796	-3,746,359	1,508,474	-	1,508,474
Total assets	2,074,749	4,442,032	31,780	241,442	215,744	-3,766,196	3,239,551	-	3,239,551
Deposits, excluding repo deposits	624,932	153,557	6,420	-	11,130	-13,579	782,460	-	782,460
Other liabilities	1,378,224	4,283,272	24,912	235,706	188,177	-3,752,617	2,357,674	-	2,357,674
Allocated capital	71,593	5,203	448	5,736	16,437	-	99,417	-	99,417
Total liabilities and equity	2,074,749	4,442,032	31,780	241,442	215,744	-3,766,196	3,239,551	-	3,239,551
Internal income	3,853	11,816	179	1,369	-17,217	-	-		
Amortisation and depreciation charges	1,218	2	20	-	491	-	1,731		
Impairment charges for intangible and tangible assets	1,417	-	-	-	86	-	1,503		
Reversals of impairment charges	-	-	-	-	-	-	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	-16.6	300.0	166.5	19.6	-2.9	-	4.8		
Cost/income ratio (%)	67.4	13.7	55.2	45.9	211.4	-	48.4		
Full-time-equivalent staff (avg.)	13,807	890	565	960	6,922	-	23,144		

Notes – Danske Bank Group

Note (DKr m)

3

Banking Activities first half 2010, geographical breakdown	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
Net interest income	6,723	1,154	1,096	1,171	602	548	249	168	11,711
Net fee income	1,959	585	355	189	150	55	76	53	3,422
Net trading income	255	41	59	66	41	22	50	14	548
Other income	244	170	26	277	13	3	6	864	1,603
Total income	9,181	1,950	1,536	1,703	806	628	381	1,099	17,284
Expenses	5,698	1,658	773	953	588	437	175	908	11,190
Profit before loan impairment charges	3,483	292	763	750	218	191	206	191	6,094
Loan impairment charges	4,985	189	93	35	374	2,736	189	47	8,648
Profit before tax	-1,502	103	670	715	-156	-2,545	17	144	-2,554
Loans and advances	1,012,924	159,001	180,934	159,607	54,934	74,573	25,379	18,191	1,685,543
Credit exposure	1,107,142	192,942	233,353	195,999	54,559	67,141	27,836	76,210	1,955,182
Allowance account	18,563	2,607	1,331	1,518	2,545	9,741	3,101	414	39,820

Banking Activities first half 2009, geographical breakdown									
Net interest income	8,174	1,708	976	1,314	642	655	273	184	13,926
Net fee income	1,785	536	312	168	145	66	68	44	3,124
Net trading income	380	51	44	83	39	26	52	10	685
Other income	505	168	26	212	8	3	6	449	1,377
Total income	10,844	2,463	1,358	1,777	834	750	399	687	19,112
Expenses	6,281	1,738	736	904	598	472	1,615	543	12,887
Profit before loan impairment charges	4,563	725	622	873	236	278	-1,216	144	6,225
Loan impairment charges	4,982	1,280	412	364	864	2,819	1,398	48	12,167
Profit before tax	-419	-555	210	509	-628	-2,541	-2,614	96	-5,942
Loans and advances	1,023,290	166,158	171,656	148,773	56,600	78,831	28,676	21,487	1,695,471
Credit exposure	1,121,166	202,643	216,017	183,291	56,875	79,940	30,577	71,304	1,961,813
Allowance account	9,927	2,551	1,082	1,168	1,575	4,606	1,783	975	23,667

The tables above break down the Group's banking activities by country.

At January 1, 2010, operating leases were transferred from Danske Leasing to Nordania Leasing as part of the organisational division. This caused a transfer of income and expenses of about DKr150m on a quarterly basis from Banking Activities Denmark to Other Banking Activities. Comparative figures have not been restated.

Notes – Danske Bank Group

Note	(DKr m)

4 **Impairment testing**

Economic trends in the Group's markets did not warrant an update of the impairment test made at the end of 2009. The test assumes a gradual improvement of the global economy and normalisation of earnings over the coming years. In case of a deeper or more protracted recession, capitalised intangible assets may be further impaired.

	Dec. 31, 2009	Jan. 1-June 30, 2010		June 30, 2010
	Goodwill and rights to names	Impairment charges	Foreign currency translation	Goodwill and rights to names
Banking Activities Finland	11,653	-	11	11,664
Banking Activities Baltics	2,061	-	-	2,061
Banking Activities Northern Ireland	1,890	-	203	2,093
Danske Markets	1,164	-	1	1,165
Danske Capital	1,815	-	3	1,818
Others	130	-	9	139
Total	18,713	-	227	18,940

Annual Report 2009 contains a detailed description of models and sensitivities.

Notes - Danske Bank Group

Note (DKr m)

5 **Contingent liabilities**

The Group uses a variety of loan-related financial instruments to meet the financial requirements of its customers. These include loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

	June 30, 2010	Dec. 31, 2009	June 30, 2009
Guarantees			
Financial guarantees	11,299	9,972	10,561
Mortgage finance guarantees	2,519	2,215	2,181
Loss guarantee for the Private Contingency Association	3,800	4,727	5,500
Other guarantees	72,395	69,911	77,165
Total	90,013	86,825	95,407

	June 30, 2010	Dec. 31, 2009	June 30, 2009
Other contingent liabilities			
Irrevocable loan commitments shorter than 1 year	44,194	48,289	46,431
Irrevocable loan commitments longer than 1 year	125,305	124,406	111,899
Other obligations	1,125	1,173	1,024
Total	170,624	173,868	159,354

In addition, the Group has granted credit facilities in relation to credit cards and overdraft facilities that can be terminated at short notice. At the end of June 2010, such unutilised credit facilities amounted to DKr144,962m (at the end of 2009: DKr141,841m).

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of their entitlement under ordinary terms of employment.

Together with the majority of Danish banks, Danske Bank participates through the Private Contingency Association in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional state guarantee for the obligations of Danish banks, except for subordinated debt and covered bonds.

Each bank's share of the state guarantee commission and the commitment to cover losses is calculated on the basis of the part of the bank's capital base that can be allocated to activities covered by the guarantee. Danske Bank's share is one third of the total amount, or an annual guarantee commission of around DKr2.5bn and a total commitment to cover losses of DKr6.7bn. Of the latter amount, DKr3.3bn becomes payable only if the Danish financial sector's need for capital exceeds DKr25bn. At June 30, 2010, total provisions for this commitment amounted to DKr2.9bn.

Notes – Danske Bank Group

Note	(DKr m)
6	**Assets deposited as collateral**

At June 30, 2010, the Group had deposited securities worth DKr106,614m as collateral with Danish and international clearing centres and other institutions (December 31, 2009: DKr102,648m).

At June 30, 2010, the Group had delivered cash and securities worth DKr60,863m as collateral for derivatives transactions (December 31, 2009: DKr35,977m).

The Group had registered assets under insurance contracts worth DKr263,143m as collateral for the savings of policyholders at June 30, 2010 (December 31, 2009: DKr253,226m).

The Group had registered loans and advances at fair value worth DKr703,818m and other assets worth DKr0m as collateral for bonds issued by Realkredit Danmark, including mortgage-covered bonds, at June 30, 2010 (December 31, 2009: DKr688,473m and DKr0m, respectively).

At June 30, 2010, the Group had registered loans and advances worth DKr134,145m and other assets worth DKr10,624m as collateral for covered bonds issued under Danish and Finnish law (December 31, 2009: DKr123,323m and DKr4,063m, respectively).

In repo transactions, which involve selling securities to be repurchased at a later date, the securities remain on the balance sheet, and the amounts received are recognised as deposits. Repo transaction securities are treated as assets provided as collateral for liabilities. At June 30, 2010, the fair value of such securities totalled DKr177,144m (December 31, 2009: DKr178,578m). Counterparties are entitled to sell the securities or deposit them as collateral for other loans.

Notes – Danske Bank Group

Note (DKr m)

7 **Fair value information**

Financial instruments are carried on the balance sheet at fair value or amortised cost.

	June 30, 2010		Dec. 31, 2009	
	Fair value	Amortised cost	Fair value	Amortised cost
Financial assets				
Cash in hand and demand deposits with central banks	-	38,724	.	33,714
Due from credit institutions and central banks	-	217,100	.	202,356
Trading portfolio assets	775,937	.	620,052	.
Investment securities	109,441	7,082	110,510	8,469
Loans and advances	-	1,177,776	.	1,127,142
Loans and advances at fair value	703,818	.	688,473	.
Assets under pooled schemes and unit-linked investment contracts	54,854	.	45,909	.
Assets under insurance contracts	195,547	.	171,664	382
Total	1,839,597	1,440,682	1,636,608	1,372,063
Financial liabilities				
Due to credit institutions and central banks	.	313,735	.	311,169
Trading portfolio liabilities	604,512	.	380,567	.
Deposits	.	808,551	.	859,580
Bonds issued by Realkredit Danmark	555,829	.	517,055	.
Deposits under pooled schemes and unit-linked investment contracts	60,028	.	53,133	.
Other issued bonds	.	543,917	.	514,601
Subordinated debt	.	84,636	.	80,002
Irrevocable loan commitments and guarantees	.	3,501	.	2,675
Total	1,220,369	1,987,994	950,755	1,991,903

Financial instruments at fair value

The fair value is the amount for which a financial asset can be exchanged between knowledgeable, willing parties. If an active market exists, the Group uses a quoted price. If a financial instrument is quoted in a market that is not active, the Group bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance, by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations. For a number of financial assets and liabilities, no market exists. In such cases, the Group uses recent transactions in similar instruments and discounted cash flows or other generally accepted estimation and valuation techniques based on market conditions at the balance sheet date to calculate an estimated value.

As was the case at the end of 2009, bond markets, except government bond markets, were highly inactive and illiquid seen in a historical perspective. It is therefore difficult to distinguish between sales of bonds between market makers and investors forced to close their positions and normal transactions that are representative of a market and can be used for valuation purposes. In addition to quoted prices, the valuation relies on observable market prices for instruments with similar security IDs, if available, and models based on observable input that are designed to calculate the value of financial instruments not traded in an active market. These models incorporate swap rates, credit spreads and effective interest rate forecasts.

Generally, the Group applies valuation techniques to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted investment securities. The most frequently used valuation and estimation techniques include the pricing of transactions with future settlement and swap models that apply present value calculations, credit pricing models and options models, such as Black & Scholes models. In most cases, valuation is based substantially on observable input. The valuation of unlisted shares and certain derivatives is based substantially on non-observable input. The value of derivatives, primarily long-term contracts, is therefore extrapolated on the basis of observable yield curves. Also, some credit derivatives are valued on the basis of observable input as well as assumptions about the probability of default (recovery rate).

The valuation of derivatives includes amortisation of the value of initial margins over the remaining term to maturity. At June 30, 2010, the value of unamortised initial margins was DKr971m (December 31, 2009: DKr873m).

Notes – Danske Bank Group

Note (DKr m)

7 (cont'd) Mortgage loans and issued mortgage bonds are recognised at the fair value of the issued mortgage bonds. The fair value of the credit risk on the mortgage loans is adjusted on the basis of impairment principles similar to those applied to loans and advances at amortised cost. At June 30, 2010, the fair value adjustment of underlying bonds amounted to DKr12,217m (December 31, 2009: DKr435m).

Investment securities includes unlisted shares measured at fair value in accordance with the fair value guidelines of the International Private Equity and Venture Capital Valuation Guidelines (IPEV). These guidelines calculate the estimated fair value of unlisted shares as the price at which an asset can be exchanged between knowledgeable, willing parties.

June 30, 2010	Quoted prices	Observable input	Non-observable input	Total
Financial assets				
Derivatives	8,171	455,758	10,713	474,642
Other trading portfolio assets	274,472	26,514	309	301,295
Investment securities	94,974	12,222	2,245	109,441
Loans and advances at fair value	-	703,818	-	703,818
Assets under pooled schemes and unit-linked investment contracts	53,975	879	-	54,854
Assets under insurance contracts	182,615	8,650	4,282	195,547
Total	614,207	1,207,841	17,549	1,839,597
Financial liabilities				
Derivatives	8,350	443,995	11,719	464,064
Obligations to repurchase securities	139,938	510	-	140,448
Bonds issued by Realkredit Danmark	555,829	-	-	555,829
Deposits under pooled schemes and unit-linked investment contracts	-	60,028	-	60,028
Total	704,117	504,533	11,719	1,220,369

Dec. 31, 2009	Quoted prices	Observable input	Non-observable input	Total
Financial assets				
Derivatives	8,245	297,610	7,532	313,387
Other trading portfolio assets	276,107	29,693	865	306,665
Investment securities	98,911	9,890	1,709	110,510
Loans and advances at fair value	-	688,473	-	688,473
Assets under pooled schemes and unit-linked investment contracts	45,909	-	-	45,909
Assets under insurance contracts	158,138	9,731	3,795	171,664
Total	587,310	1,035,397	13,901	1,636,608
Financial liabilities				
Derivatives	7,827	293,384	6,209	307,420
Obligations to repurchase securities	70,797	2,350	-	73,147
Bonds issued by Realkredit Danmark	517,055	-	-	517,055
Deposits under pooled schemes and unit-linked investment contracts	-	53,133	-	53,133
Total	595,679	348,867	6,209	950,755

Notes – Danske Bank Group

Note (DKr m)

7 (cont'd)

Financial instruments valued on the basis of quoted prices in an active market are recognised in the Quoted prices category. Financial instruments valued substantially on the basis of other observable input are recognised in the Observable input category. This category covers derivatives valued on the basis of observable yield curves or exchange rates and illiquid mortgage bonds valued by reference to the value of similar liquid bonds. Other financial instruments are recognised in the Non-observable input category. This category covers unlisted shares and derivatives, and valuation relies on extrapolation of yield curves, correlations or other model input of material importance to valuation.

Developments in the financial markets did not result in any significant reclassifications of bonds between the Quoted prices and Observable input categories in the first half of 2010.

At June 30, 2010, financial instruments valued on the basis of non-observable input comprised unlisted shares of DKr5,353m (December 31, 2009: DKr4,189m), illiquid bonds of DKr1,483m (December 31, 2009: DKr2,180m) and derivatives with a net market value of DKr-1,006m (December 31, 2009: DKr1,323m). The fair value of illiquid bonds significantly depends on the estimated current credit spread. If the credit spread widens by 50bp, fair value will decrease by DKr26m. If the credit spread narrows by 50bp, fair value will increase by DKr26m. A substantial number of derivatives valued on the basis of non-observable input are hedged by similar derivatives or are used to hedge the credit risk on mortgage bonds also valued on the basis of non-observable input.

In the first half of 2010, the Group recognised unrealised value adjustments of unlisted shares and credit bonds valued on the basis of non-observable input in the amount of DKr203m (December 31, 2009: DKr-386m). The Group made a DKr0.7bn value adjustment of PBS Holding A/S following the company's merger with the Norwegian company Nordito AS.

Notes – Danske Bank Group

(DKr m)

Risk management

Annual Report 2009 and Risk Management 2009 provide a detailed description of the Danske Bank Group's risk management practices. Both publications are available at www.danskebank.com/ir.

Credit exposure

	June 30, 2010	Dec. 31, 2009
Credit exposure relating to lending activities		
Balance sheet items:		
Demand deposits with central banks	29,403	23,929
Due from credit institutions and central banks (incl. repo loans)	217,100	202,356
Loans and advances (excl. repo loans)	984,814	981,079
Repo loans	192,962	146,063
Loans and advances at fair value	703,818	688,473
Off-balance-sheet items:		
Guarantees	90,013	86,825
Loan commitments < 1 year	44,194	48,289
Loan commitments > 1 year	125,305	124,406
Total credit exposure relating to lending activities	2,387,609	2,301,420
Credit exposure relating to trading and investing activities		
Balance sheet items:		
Trading portfolio assets	775,937	620,052
Investment securities	116,523	118,979
Off-balance-sheet items:		
Other unutilised commitments	1,125	1,173
Total credit exposure relating to trading and investing activities	893,585	740,204
Total credit exposure	3,281,194	3,041,624

In addition, the Group has granted credit facilities related to credit cards and overdraft facilities that can be terminated at short notice. At June 30, 2010, such unused credit facilities amounted to DKr144,962m (December 31, 2009: DKr141,841m).

Notes – Danske Bank Group

(DKr m)

Credit exposure relating to lending activities

The table named Credit exposure broken down by industry (GICS) shows the credit exposure of the Group's core banking business by industry and customer segment. The breakdown is based on the Global Industry Classification Standard (GICS) with the following additional categories: personal customers, subsidised housing companies, and central and local governments.

Credit exposure broken down by industry (GICS)

							Impaired	
At June 30, 2010	Personal customers	Commercial customers	Financial customers	Governments	Total	Past due but not impaired	Not in default	In default
Central and local governments	-	-	-	170,703	170,703	1	-	-
Subsidised housing companies	-	115,251	-	-	115,251	96	428	1,223
Banks	-	-	183,153	-	183,153	-	-	691
Diversified financials	-	-	190,896	-	190,896	111	4,693	3,379
Other financials	-	-	58,892	-	58,892	17	-	286
Energy and utilities	-	36,177	-	-	36,177	51	24	47
Consumer discretionary and consumer staples	-	216,300	-	-	216,300	731	5,656	2,279
Commercial property	-	244,124	-	-	244,124	1,216	10,015	8,819
Construction, engineering and building products	-	37,924	-	-	37,924	181	3,051	1,217
Transportation and shipping	-	75,341	-	-	75,341	213	1,898	192
Other industrials	-	86,921	-	-	86,921	322	3,190	454
IT	-	13,150	-	-	13,150	64	95	-
Materials	-	51,327	-	-	51,327	268	2,301	196
Health care	-	40,017	-	-	40,017	19	21	44
Telecommunication services	-	5,181	-	-	5,181	-	11	-
Personal customers	862,252	-	-	-	862,252	5,215	4,623	8,130
Total	862,252	921,713	432,941	170,703	2,387,609	8,505	36,006	26,957

At December 31, 2009	Personal customers	Commercial customers	Financial customers	Governments	Total	Past due but not impaired	Not in default	In default
Central and local governments	-	-	-	137,238	137,238	2	-	-
Subsidised housing companies	-	117,885	-	-	117,885	183	400	695
Banks	-	-	173,046	-	173,046	-	-	1,707
Diversified financials	-	-	180,410	-	180,410	214	2,869	3,922
Other financials	-	-	55,851	-	55,851	12	-	472
Energy and utilities	-	36,827	-	-	36,827	38	-	-
Consumer discretionary and consumer staples	-	212,999	-	-	212,999	1,909	3,451	2,438
Commercial property	-	242,092	-	-	242,092	2,250	7,670	10,548
Construction, engineering and building products	-	36,078	-	-	36,078	272	2,603	1,719
Transportation and shipping	-	68,070	-	-	68,070	881	1,707	56
Other industrials	-	86,603	-	-	86,603	729	2,663	650
IT	-	13,599	-	-	13,599	46	-	-
Materials	-	48,131	-	-	48,131	119	990	299
Health care	-	38,372	-	-	38,372	48	-	53
Telecommunication services	-	6,789	-	-	6,789	118	2	12
Personal customers	847,430	-	-	-	847,430	6,229	2,494	8,039
Total	847,430	907,445	409,307	137,238	2,301,420	13,050	24,849	30,610

Obligations towards the Private Contingency Association are included under Banks in the Financial customers segment. The Impaired category comprises exposures in rating categories 10 (not in default) and 11 (in default) that are subject to individual impairment testing and charges.

Notes – Danske Bank Group

(DKr m)

Credit exposure broken down by geographical area

At June 30, 2010 Country of residence	Personal customers	Commercial customers	Financial customers	Governments	Total	Past due but not impaired	Impaired: Not in default	Impaired: In default
Denmark	565,395	450,201	159,032	113,516	1,288,144	3,179	17,898	9,752
Finland	89,495	89,479	3,346	5,006	187,326	1,749	2,101	2,064
Sweden	72,928	147,211	37,979	21,471	279,589	472	1,266	858
Ireland	28,497	35,964	17,532	5,047	87,040	829	5,412	6,155
UK	19,746	36,240	102,278	12,604	170,868	383	1,642	2,449
Germany	581	11,789	5,971	406	18,747	12	497	18
Baltics	12,759	9,120	3,123	611	25,613	991	32	625
Other EU member states	2,766	12,271	42,911	654	58,602	10	215	118
Norway	66,474	104,787	10,107	10,277	191,645	860	2,472	916
Eastern Europe	63	1,316	992	51	2,422	-	-	49
Other European countries	961	2,756	4,775	5	8,497	8	1,019	986
North America	972	15,480	34,806	-	51,258	4	3,434	2,924
Central and South America	110	538	1,700	162	2,510	1	1	4
Africa	131	1,038	1,074	445	2,688	-	1	4
Asia	1,238	3,241	7,208	448	12,135	6	16	31
Oceania	136	282	107	-	525	1	-	4
Total	862,252	921,713	432,941	170,703	2,387,609	8,505	36,006	26,957
At December 31, 2009 Country of residence								
Denmark	561,221	449,095	140,157	100,828	1,251,301	7,272	12,364	9,984
Finland	87,735	91,800	4,157	6,034	189,726	2,381	1,105	2,464
Sweden	65,843	132,829	32,769	5,700	237,141	220	803	1,141
Ireland	29,698	38,884	26,093	3,951	98,626	1,627	4,259	7,286
UK	18,517	33,430	93,650	10,520	156,117	304	1,197	2,547
Germany	635	13,158	5,800	355	19,948	53	280	34
Baltics	13,966	11,962	2,566	655	29,149	320	771	1,808
Other EU member states	2,960	9,187	47,477	760	60,384	26	231	221
Norway	62,470	104,850	10,455	6,998	184,773	807	1,527	1,585
Eastern Europe	152	1,270	858	26	2,306	1	-	49
Other European countries	1,048	2,468	4,655	8	8,179	13	89	235
North America	1,062	13,570	33,366	208	48,206	8	2,201	3,217
Central and South America	160	557	219	173	1,109	1	2	6
Africa	214	1,232	790	589	2,825	1	2	2
Asia	1,585	2,900	6,038	433	10,956	15	17	30
Oceania	164	253	257	-	674	1	1	1
Total	847,430	907,445	409,307	137,238	2,301,420	13,050	24,849	30,610

At June 30, 2010, the direct exposure to Portugal, Italy, Greece and Spain was DKr2.9bn (December 31, 2009: DKr3.6bn).

Notes – Danske Bank Group

(DKr m)

Credit exposure broken down by rating category

At June 30, 2010 Rating category	Upper PD	Lower PD	Personal customers	Commercial customers	Financial customers	Governments	Total
1	0.00	0.01	19,275	365	35,616	124,208	179,464
2	0.01	0.03	77,566	8,501	68,079	20,866	175,012
3	0.03	0.06	98,381	122,163	170,452	16,736	407,732
4	0.06	0.14	111,673	144,316	46,193	2,612	304,794
5	0.14	0.31	160,068	160,515	39,621	2,215	362,419
6	0.31	0.63	156,378	175,648	40,874	1,591	374,491
7	0.63	1.90	127,283	143,280	15,120	2,095	287,778
8	1.90	7.98	86,016	84,598	4,412	328	175,354
9	7.98	25.70	12,859	41,166	3,525	52	57,602
10	25.70	99.99	4,623	26,690	4,693	-	36,006
11	100.00	100.00	8,130	14,471	4,356	-	26,957
Total			862,252	921,713	432,941	170,703	2,387,609

At December 31, 2009 Rating category	Upper PD	Lower PD	Personal customers	Commercial customers	Financial customers	Governments	Total
1	0.00	0.01	11,266	273	42,058	101,521	155,118
2	0.01	0.03	61,662	23,529	52,387	21,768	159,346
3	0.03	0.06	127,534	102,002	160,711	5,968	396,215
4	0.06	0.14	130,451	126,908	41,565	2,336	301,260
5	0.14	0.31	185,574	159,701	35,245	1,758	382,278
6	0.31	0.63	105,316	187,134	37,188	2,108	331,746
7	0.63	1.90	138,381	138,492	14,547	1,036	292,456
8	1.90	7.98	63,780	94,832	12,523	733	171,868
9	7.98	25.70	12,933	38,618	4,113	10	55,674
10	25.70	99.99	2,494	19,486	2,869	-	24,849
11	100.00	100.00	8,039	16,470	6,101	-	30,610
Total			847,430	907,445	409,307	137,238	2,301,420

Notes – Danske Bank Group

(DKr m)

Collateral

	June 30, 2010	Dec. 31, 2009
Real property	1,062,719	1,025,792
Personal	677,149	655,428
Commercial	303,719	293,116
Agricultural	49,396	44,970
Other	32,455	32,278
Bank accounts	4,020	4,159
Custody accounts and securities	369,453	312,162
Vehicles	13,337	14,012
Equipment	19,500	16,183
Vessels and aircraft	27,639	27,375
Guarantees	19,204	29,041
Amounts due	6,203	5,624
Other assets	57,001	58,873
Total	1,579,076	1,493,221

Notes – Danske Bank Group

(DKr m)

Credit exposure relating to trading and investing activities

At June 30, 2010, the Group's credit exposure relating to trading and investing activities was DKr893bn, with DKr414bn deriving from bonds and DKr475bn deriving from derivatives with a positive fair value.

Bond portfolio broken down by geographical area

June 30, 2010	Central and local government bonds	Quasi-government bonds	Danish mortgage bonds	Swedish covered bonds	Other covered bonds	Short-dated bonds (CP etc.)	Credit bonds	Total
Denmark	21,340	-	180,996	-	-	1,922	1,524	205,782
Finland	6,102	-	-	-	287	1,496	803	8,688
Sweden	23,294	-	-	75,325	-	2,003	3,129	103,751
Norway	6,616	-	-	-	1,251	2,548	3,391	13,806
Ireland	-	-	-	-	105	255	2,547	2,907
UK	10,315	-	-	-	9,119	634	474	20,542
Germany	21,219	1,911	-	-	143	77	329	23,679
Spain	550	-	-	-	6,151	317	825	7,843
France	6,595	-	-	-	2,691	765	713	10,764
Italy	-	-	-	-	-	-	1,775	1,775
North America	684	5,192	-	-	383	-	653	6,912
Other	3,417	766	-	-	1,032	169	2,023	7,407
Total	100,132	7,869	180,996	75,325	21,162	10,186	18,186	413,856

Dec. 31, 2009	Central and local government bonds	Quasi-government bonds	Danish mortgage bonds	Swedish covered bonds	Other covered bonds	Short-dated bonds (CP etc.)	Credit bonds	Total
Denmark	34,725	-	178,674	-	-	147	899	214,445
Finland	3,714	4	-	-	460	1,188	524	5,890
Sweden	16,852	-	-	73,956	-	3,011	1,858	95,677
Norway	2,335	-	-	-	1,049	6,205	3,106	12,695
Ireland	223	-	-	-	137	149	3,268	3,777
UK	6,781	-	-	-	11,792	869	551	19,993
Germany	32,422	783	-	-	364	361	2,553	36,483
Spain	218	-	-	-	7,945	1,625	-	9,788
France	1,851	-	-	-	3,098	1,686	540	7,175
Italy	-	-	-	-	-	218	2,826	3,044
North America	2,038	4,417	-	-	376	60	1,027	7,918
Other	1,723	640	-	-	1,027	1,040	1,230	5,660
Total	102,882	5,844	178,674	73,956	26,248	16,559	18,382	422,545

At June 30, 2010, the direct exposure to Portugal, Italy, Greece and Spain was DKr9.8bn (December 31, 2009: DKr13.5bn). When offsetting unsettled transactions relating to bonds issued by these countries and hedging transactions, the net exposure was DKr8.1bn (December 31, 2009: DKr9.5bn). Non-investment-grade government bonds are categorised as credit bonds and subject to strict monitoring procedures. The Credit bonds category includes an exposure to non-investment-grade government bonds of DKr3.7bn (December 31, 2009: DKr2.1bn).

Derivatives with positive fair value

	June 30, 2010	Dec. 31, 2009
Interest rate contracts	340,119	83,505
Currency contracts	132,455	224,267
Other derivatives	2,068	5,615
Derivatives with positive fair value, total	474,642	313,387
Netting benefits	388,696	248,553
Net current exposure	85,946	64,834

Notes – Danske Bank Group

(DKr m)

Impairment charges

The allowance account includes all impairment charges for loans and advances, loans and advances at fair value, amounts due from credit institutions and central banks, and irrevocable loan commitments and guarantees.

Rating categories 10 and 11 include credit facilities for which individual impairment charges are made. Credit facilities held by customers in the other rating categories are subject to collective impairment testing.

Allowance account broken down by segment and type of impairment

	Personal customers	Commercial customers	Financial customers	Governments	Allowance account, total	Impairment charges Individual	Impairment charges Collective
At January 1, 2009	1,684	9,462	4,704	8	15,858	11,190	4,668
New impairment charges	3,736	18,146	7,146	-	29,028	26,357	2,671
Reversals of impairment charges from previous periods	227	1,459	2,145	8	3,839	627	3,212
Write-offs debited to allowance account	1,022	1,845	1,603	-	4,470	4,470	-
Foreign currency translation	33	193	137	-	363	76	287
Other items	25	118	12	-	155	155	-
At December 31, 2009	4,229	24,615	8,251	-	37,095	32,681	4,414
New impairment charges	3,183	7,615	1,475	4	12,277	10,407	1,870
Reversals of impairment charges from previous periods	706	2,652	1,254	-	4,612	3,853	759
Write-offs debited to allowance account	584	609	216	-	1,409	1,409	-
Foreign currency translation	42	447	800	-	1,289	1,200	89
Other items	19	-22	22	-	19	19	-
At June 30, 2010	6,183	29,394	9,078	4	44,659	39,045	5,614

Collective impairment charges include charges made upon the up- or downgrading of customers. If all customers were downgraded one rating category with no corresponding interest rate change, collective impairment charges would increase by about DKr6.7bn (December 31, 2009: DKr5.3bn).

If the value of collateral provided by customers in rating categories 10 and 11 decreased 10%, individual impairment charges would increase by about DKr3bn (December 31, 2009: DKr3bn).

Allowance account broken down by balance sheet item

	June 30, 2010	Dec. 31, 2009
Due from credit institutions and central banks	105	113
Loans and advances	39,024	32,645
Loans and advances at fair value	1,879	1,660
Other liabilities	3,651	2,677
Total	44,659	37,095

Loan impairment charges

	First half 2010	First half 2009
New and increased impairment charges	12,277	16,670
Reversals of impairment charges	4,612	2,318
Write-offs charged directly to income statement	325	276
Received on claims previously written off	366	173
Interest income, effective interest method	128	76
Total	7,752	14,531

Notes – Danske Bank Group

(DKr m)

Allowance account and impairment charges broken down by industry

	Credit exposure		Allowance account		Impairment charges	
	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	First half 2010	First half 2009
Central and local governments	170,703	137,238	4	-	1	-
Subsidised housing companies	115,251	117,885	800	398	436	349
Banks	183,153	173,046	2,983	2,061	927	52
Diversified financials	190,896	180,410	5,918	6,005	-642	4,111
Other financials	58,892	55,851	177	185	-27	-204
Energy and utilities	36,177	36,827	67	150	9	13
Consumer discretionary and consumer staples	216,300	212,999	6,731	5,406	1,633	1,507
Commercial property	244,124	242,092	12,162	10,073	2,399	3,890
Construction, engineering and building products	37,924	36,078	3,161	2,921	325	957
Transportation and shipping	75,341	68,070	1,356	1,432	-123	410
Other industrials	86,921	86,603	1,980	1,858	175	618
IT	13,150	13,599	770	732	110	89
Materials	51,327	48,131	2,180	1,475	678	499
Health care	40,017	38,372	116	111	-1	9
Telecommunication services	5,181	6,789	71	59	12	4
Personal customers	862,252	847,430	6,183	4,229	1,840	2,227
Total	2,387,609	2,301,420	44,659	37,095	7,752	14,531

Allowance account and impairment charges broken down by geographical area

	Credit exposure		Allowance account		Impairment charges	
	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	First half 2010	First half 2009
Denmark	1,288,144	1,251,301	18,442	14,353	4,997	6,059
Finland	187,326	189,726	2,419	2,085	218	845
Sweden	279,589	237,141	1,367	1,256	54	605
Ireland	87,040	98,626	9,762	7,010	2,751	2,833
UK	170,868	156,117	3,119	2,754	359	1,137
Germany	18,747	19,948	234	306	69	85
Baltics	25,613	29,149	3,092	3,001	164	1,399
Other EU member states	58,602	60,384	247	261	1	23
Norway	191,645	184,773	1,541	1,429	39	368
Eastern Europe	2,422	2,306	4	4	2	3
Other European countries	8,497	8,179	170	189	-7	35
North America	51,258	48,206	4,152	4,312	-883	1,085
Central and South America	2,510	1,109	20	39	-8	26
Africa	2,688	2,825	11	10	1	1
Asia	12,135	10,956	78	85	-5	27
Oceania	525	674	1	1	-	-
Total	2,387,609	2,301,420	44,659	37,095	7,752	14,531

Notes – Danske Bank Group

(DKr m)

Market risk

Market risk is defined as the risk of losses because the fair value of assets and liabilities varies with changes in market conditions.

The Group uses both conventional risk measures and internal mathematical and statistical models, such as Value at Risk (VaR), to manage its market risk on positions in and outside the trading portfolio on a daily basis.

Conventional risk measures

	June 30, 2010	Dec. 31, 2009
Interest rate risk (parallel shift of the yield curve of 1 percentage point)	201	1,165
Equity market risk, listed shares (net position)	847	460
Equity market risk, unlisted shares (net position)	3,826	3,313
Mortgage spread risk (basis point value)	65	74
Government spread risk (basis point value)	9	24
Credit spread risk on corporate bonds (basis point value)	4	2
Inflation rate risk (change in traded future inflation of 1 percentage point)	8	94
Commodity risk (10% change in commodity prices)	-	-

VaR is used internally to manage

- interest rate risk: The risk of losses because of changes in market interest rates
- exchange rate risk: The risk of losses on the Group's positions in foreign currency because of changes in exchange rates
- equity market risk: The risk of losses because of changes in equity prices

VaR (confidence level of 95%, 10-day horizon)

	First half 2010				2009			
Risk category	Avg. VaR	Minimum VaR	Maximum VaR	June 30, 2010	Avg. VaR	Minimum VaR	Maximum VaR	Dec. 31, 2009
Interest rate risk	137	71	231	231	189	46	422	140
Exchange rate risk	24	6	49	14	18	3	40	11
Equity market risk	289	218	380	338	325	249	448	282
Diversification benefit	-117			-124	-188			-183
Total VaR	333	238	485	459	344	215	571	250

Interim financial statements – Danske Bank A/S

(DKr m)

The financial statements of the Parent Company, Danske Bank A/S, are prepared in accordance with the Danish Financial Business Act and the Danish FSA's executive order on financial reports of credit institutions, investment companies, etc. The rules are identical to the Group's valuation principles under International Financial Reporting Standards (IFRSs) with the following exceptions:

- Domicile property is measured (revalued) at its estimated fair value
- The corridor method is not applied to pension obligations
- The available-for-sale financial assets category is not used

The estimated fair value of domicile property is determined in accordance with schedule 8 of the Danish FSA's executive order on financial reports of credit institutions, investment companies, etc. Available-for-sale financial assets are measured at fair value through profit or loss.

Holdings in subsidiary undertakings are measured on the basis of the equity method, and tax payable by these undertakings is expensed under Income from associated and group undertakings.

The format of the Parent Company's financial statements is not identical to the format of the consolidated financial statements prepared in accordance with IFRSs.

The table below shows the differences in net profit and shareholders' equity between the IFRS consolidated financial statements and the Parent Company's financial statements presented in accordance with Danish FSA rules.

	Net profit		Shareholders' equity	
	First half 2010	First half 2009	June 30, 2010	Dec. 31, 2009
Consolidated financial statements (IFRSs)	1,706	725	102,645	100,659
Domicile property	-18	-23	1,288	1,275
Available-for-sale financial assets	-52	255	-	-
Pension obligations	-439	-881	-1,594	-1,155
Tax effect	243	230	452	262
Minority interests	16	-15	2,989	2,984
Consolidated financial statements (Danish FSA rules)	1,456	291	105,780	104,025
Minority interests (Danish FSA rules)	16	-16	3,002	2,985
Goodwill on acquisition of minority interests	-	-	47	54
Parent Company financial statements (Danish FSA rules)	1,440	307	102,825	101,094

Income statement - Danske Bank A/S

Note	(DKr m)	First half 2010	First half 2009
	Interest income	22,719	33,956
	Interest expense	11,869	18,358
	Net interest income	10,850	15,598
	Dividends from shares etc.	196	30
	Fee and commission income	4,672	4,110
	Fees and commissions paid	1,189	1,098
	Net interest and fee income	14,529	18,640
1	Value adjustments	594	4,711
	Other operating income	1,512	979
	Staff costs and administrative expenses	7,502	8,142
	Amortisation, depreciation and impairment charges	1,198	2,767
	Other operating expenses	1,257	1,263
	Loan impairment charges etc.	6,636	11,757
	Income from associated and group undertakings	2,168	1,078
	Profit before tax	2,210	1,479
	Tax	770	1,172
	Net profit for the period	1,440	307

Balance sheet - Danske Bank A/S

Note	(DKr m)	June 30, 2010	Dec. 31, 2009	June 30, 2009
	ASSETS			
	Cash in hand and demand deposits with central banks	20,136	25,612	14,300
	Due from credit institutions and central banks	272,201	246,467	339,025
2	Loans, advances and other amounts due at amortised cost	985,626	920,557	997,713
	Bonds at fair value	470,698	502,026	444,921
	Bonds at amortised cost	4,289	5,933	6,222
	Shares etc.	3,136	2,434	2,455
	Holdings in associated undertakings	719	797	678
	Holdings in group undertakings	92,701	88,930	87,182
	Assets under pooled schemes	40,557	35,870	32,792
	Intangible assets	19,368	19,215	19,446
	Land and buildings	4,381	4,443	4,545
	Investment property	83	81	76
	Domicile property	4,298	4,362	4,469
	Other tangible assets	3,568	3,799	4,072
	Current tax assets	1,970	2,100	1,622
	Deferred tax assets	1,777	1,413	1,424
	Assets temporarily taken over	101	75	59
	Other assets	488,657	328,308	394,571
	Prepayments	954	783	1,078
	Total assets	2,410,839	2,188,762	2,352,105
	LIABILITIES AND EQUITY			
	AMOUNTS DUE			
	Due to credit institutions and central banks	380,025	373,386	468,065
	Deposits and other amounts due	657,361	713,229	690,295
	Deposits under pooled schemes	41,432	38,101	33,829
	Issued bonds at amortised cost	514,219	478,952	517,742
	Current tax liabilities	551	871	1,277
	Other liabilities	630,242	404,471	460,881
	Deferred income	875	968	997
	Total amounts due	2,224,705	2,009,978	2,173,086
	PROVISIONS FOR LIABILITIES			
	Provisions for pensions and similar obligations	947	995	998
	Provisions for deferred tax	3,196	3,146	1,383
2	Provisions for losses on guarantees	3,732	2,792	1,757
	Other provisions for liabilities	120	19	20
	Total provisions for liabilities	7,995	6,952	4,158
	SUBORDINATED DEBT			
	Subordinated debt	75,314	70,738	74,373
	SHAREHOLDERS' EQUITY			
	Share capital	6,988	6,988	6,988
	Accumulated value adjustments	317	427	460
	Equity method reserve	22,061	22,061	18,891
	Retained earnings	73,459	71,618	74,149
	Proposed dividends	-	-	-
	Total shareholders' equity	102,825	101,094	100,488
	Total liabilities and equity	2,410,839	2,188,762	2,352,105

Statement of capital – Danske Bank A/S

(DKr m)

Changes in shareholders' equity

	Share capital	Foreign currency translation reserve	Revaluation reserve	Equity method reserve	Retained earnings	Proposed dividends	Total 2010	Total 2009
Shareholders' equity at January 1	6,988	-326	753	22,061	71,618	-	101,094	100,013
Translation of foreign units	-	1,230	-	-	-	-	1,230	1,049
Foreign unit hedges	-	-1,301	-	-	-	-	-1,301	-843
Fair value adjustment of domicile property	-	-	-1	-	-	-	-1	-179
Sale of domicile property	-	-	-1	-	-	-	-1	-
Tax on entries on shareholders' equity	-	-	-	-	293	-	293	182
Income recognised directly on shareholders' equity	-	-71	-2	-	293	-	220	209
Net profit for the period	-	-	-	-	1,440	-	1,440	307
Total income	-	-71	-2	-	1,733	-	1,660	516
Group undertakings	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-
Proposed dividends	-	-	-	-	-	-	-	-
Acquisition of own shares	-	-	-	-	-10,543	-	-10,543	-7,202
Sale of own shares	-	-	-	-	10,608	-	10,608	7,143
Share-based payments	-	-	-	-	6	-	6	18
Shareholders' equity at June 30	6,988	-397	751	22,061	73,422	-	102,825	100,488

Notes - Danske Bank A/S

Note	(DKr m)	June 30, 2010	June 30, 2009
1	**Value adjustments**		
	Loans and advances at fair value	354	264
	Bonds	6,087	1,650
	Shares etc.	57	159
	Investment property	-4	1
	Currency	554	1,260
	Derivatives	-79	1,177
	Assets under pooled schemes	2,641	2,089
	Deposits under pooled schemes	-2,637	-2,205
	Other assets	-	-
	Other liabilities	-6,379	316
	Total	594	4,711

2 **Impairment charges for loans, advances and guarantees**

	Loans, advances and guarantees, individual impairment	Loans, advances and guarantees, collective impairment	Other amounts due, individual impairment	Other amounts due, collective impairment	Total
Impairment charges at January 1, 2010	26,627	3,745	107	-	30,479
Impairment charges during the period	7,510	1,627	928	-	10,065
Reversals of impairment charges from previous years	2,902	563	10	-	3,475
Other changes	-14	56	4	-	46
Impairment charges at June 30, 2010	31,221	4,865	1,029	-	37,115
Value adjustment of assets taken over	1	-	-	-	1
Impairment charges at January 1, 2009	8,891	4,240	43	-	13,174
Impairment charges during the period	21,800	2,168	64	-	24,032
Reversals of impairment charges from previous years	4,211	2,933	1	-	7,145
Other changes	147	270	1	-	418
Impairment charges at December 31, 2009	26,627	3,745	107	-	30,479

Notes – Danske Bank A/S

Note (DKr m)

3 **Development in lending activities in Denmark in the first half of 2010**

In May 2009, Danske Bank A/S raised subordinated loan capital in the form of hybrid capital of DKr24bn from the Danish state. Under Danish law, banks that raise state-funded capital must publish semi-annual statements on developments in their Danish lending activities.

Danske Bank A/S grants loans to retail and corporate customers in a number of countries. The table below shows loans and advances, irrevocable loan commitments and guarantees before impairment charges against facilities held by corporate customers (including public sector) and retail customers with Danske Bank A/S.

Loans etc. before impairment charges

	June 30, 2010			Dec. 31, 2009		
	Corporate customers	Retail customers	Total	Corporate customers	Retail customers	Total
Denmark	352,594	167,752	520,346	333,822	175,387	509,209
Finland	18,791	8	18,799	18,596	11	18,607
Sweden	173,797	72,563	246,360	155,829	65,447	221,276
Ireland	57,360	28,901	86,261	56,151	29,860	86,011
UK	106,652	472	107,124	93,337	494	93,831
Germany	13,259	237	13,496	14,233	257	14,490
Baltics	14,518	13,800	28,318	15,997	14,240	30,237
Other EU member states	46,119	735	46,854	39,974	785	40,759
Norway	116,513	66,414	182,927	115,823	62,363	178,186
Eastern Europe	721	33	754	556	32	588
Other European countries	4,847	264	5,111	5,220	300	5,520
North America	170,423	430	170,853	141,163	451	141,614
Rest of world	11,572	518	12,090	9,245	596	9,841
Total	1,087,166	352,127	1,439,293	999,946	350,223	1,350,169

Danske Bank A/S's markets suffered from considerably negative developments in macroeconomic conditions, including steeply declining industrial output and consumer confidence. Throughout the first half of 2010, economic indicators pointed to a recovery. Economic activity remains low, however, and restrictive finance policies in Europe may derail the economic recovery. Continued uncertainty about macroeconomic developments moderates customers' investment appetite and thus the demand for loans.

Danske Bank A/S grants credits on the basis of insight into its customers' financial situation. Danske Bank monitors the financial position of customers to determine whether the basis for granting credit has changed. Facilities should reasonably match the customers' financial situation, including capital position and assets, and the customers must be able to demonstrate repayment ability. Collateral is generally required for long-term credit facilities (usually facilities with a term of more than five years). Danske Bank A/S is particularly careful in granting credit to businesses in troubled or cyclical industries. The Group's credit system is used to monitor credit facilities regularly. The system contains data on limits and amounts drawn for all types of facilities and collateral.

Danske Bank A/S supported its creditworthy customers throughout the first half of 2010. Since Danske Bank A/S's tightening of lending terms for less creditworthy corporate customers in 2008 and the first half of 2009, lending terms have not been tightened further. Danske Bank has increased its focus on certain industries, including the property and agricultural sectors, however.

For retail customers, the requirements for the amount available for consumption and the loan-to-value ratio for mortgage loans were unchanged from the level established in mid-2008. More information about the Group's lending policy, rating of customers and credit risk management is provided in section 4 of Risk Management 2009, published on February 4, 2010. Risk Management 2009 is available at www.danskebank.com/ir.

Notes - Danske Bank A/S

Note (DKr m)

3 (cont'd) In step with the lowering of leading interest rates by the Danish central bank, Danske Bank Denmark lowered its variable deposit and lending rates in the first half of 2010. The lending margins were widened to mirror the deteriorating creditworthiness of customers.


TREND IN LENDING RATES
(%)
10
8
6
4
2
0
Mar.
Jun.
Sep.
Dec.
Mar.
Jun.
2009
2010
Non-financials
Households
All sectors

Source: the Danish central bank

Danish corporate customers' demand for credit, measured in terms of the loan amounts applied for, rose 25% from the level in the second half of 2009. For existing customers, the number of loan applications rose 17% in the first half of 2010. For new customers, the demand also rose in the same period. The share of approved applications from existing customers rose from 89% in the second half of 2009 to 91% in the first half of 2010. The share of approved applications from new customers saw a declining trend.

Danish retail customers' demand for credit rose 10% above the level in the second half of 2009. Demand for credit, still primarily for mortgages on real property, rose in the second quarter of 2010 mainly. For existing customers, demand in the second quarter of 2010 grew as the average loan amount applied for increased 9%. For new customers, demand for credit rose above the level in the second half of 2009, also as a result of an increase in the average loan amount applied for. The share of approved applications was 94% in the first half of 2010, against 92% in the second half of 2009.

Notes - Danske Bank A/S

Note (DKr m)

3 (cont'd) The table below shows the trend in loans and advances, irrevocable loan commitments and guarantees before impairment charges against facilities to customers of Danske Bank A/S resident in Denmark.

Loans etc. before impairment charges	June 30, 2010			Dec. 31, 2009
	Existing customers	New customers	Total	Total
Public sector	15,789	14	15,803	9,651
Corporate sector				
Agriculture, hunting and forestry	10,836	31	10,867	10,785
Fisheries	927	4	931	981
Manufacturing industries, extraction of raw materials and utilities	68,043	519	68,562	67,669
Building and construction	7,296	50	7,346	7,911
Trade, restaurants and hotels	24,198	71	24,269	23,929
Transport, mail and telephone	25,533	21	25,554	27,996
Credit, finance and insurance	158,156	110	158,266	135,078
Property administration, purchase and sale, and business services	35,522	1,239	36,761	35,534
Other	4,213	22	4,235	14,288
Total corporate sector	334,724	2,067	336,791	324,171
Retail customers				
Mortgages	128,280	2,418	130,698	135,034
Other	36,737	317	37,054	40,353
Total retail customers	165,017	2,735	167,752	175,387
Total	515,530	4,816	520,346	509,209

New customers are customers to whom Danske Bank A/S has not granted loans or other credit facilities within the past 12 months.

In compliance with statutory requirements, this lending statement is available as a separate document at www.danskebank.com/ir.

Statement by the management

The Board of Directors and the Executive Board (the management) have considered and approved Interim Report – First Half 2010 of the Danske Bank Group.

The consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and the Parent Company's interim financial statements have been prepared in accordance with the Danish Financial Business Act. Furthermore, the interim report has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the interim financial statements give a true and fair view of the Group's and the Parent Company's assets, liabilities, shareholders' equity and financial position at June 30, 2010, and of the results of the Group's and the Parent Company's operations and the consolidated cash flows for the period starting on January 1, 2010, and ending on June 30, 2010. Moreover, in our opinion, the management's report includes a fair review of developments in the Group's and the Parent Company's operations and financial position and describes the significant risks and uncertainty factors that may affect the Group and the Parent Company.

Copenhagen, August 10, 2010

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen
Chief Financial Officer

Thomas F. Borgen
Member of the Executive Board

Sven Lystbæk
Member of the Executive Board

Per Skovhus
Member of the Executive Board

Board of Directors

Alf Duch-Pedersen
Chairman

Eivind Kolding
Vice Chairman

Ole Gjessø Andersen

Michael Fairey

Peter Højland

Mats Jansson

Sten Scheibye

Majken Schultz

Claus Vastrup

Birgit Aagaard-Svendsen

Susanne Arboe

Helle Brøndum

Carsten Eilertsen

Charlotte Hoffmann

Per Alling Toubro

Auditors' review reports

Internal Audit's review report

We have reviewed Interim Report – First Half 2010 of the Danske Bank Group.

Scope of review
A review of interim reports consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than the scope of an audit and therefore provides less assurance that we will become aware of all significant matters that might be identified in an audit. We have not conducted an audit, and, accordingly, we express no audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim report has not been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, the Danish Financial Business Act and additional Danish disclosure requirements for interim reports of listed financial institutions.

Copenhagen, August 10, 2010

Jens Peter Thomassen
Group Chief Auditor

Independent Auditors' review report

To the shareholders of Danske Bank A/S

We have reviewed the interim financial statements of the Danske Bank Group and the Parent Company for the period starting on January 1, 2010, and ending on June 30, 2010. The consolidated interim financial statements comprise the income statement, statement of comprehensive income, balance sheet, statement of capital, cash flow statement and notes. The Parent Company's interim financial statements comprise the income statement, balance sheet, statement of capital and notes. The consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, as well as in accordance with additional Danish disclosure requirements for listed financial institutions. The Parent Company's interim financial statements have been prepared in accordance with the Danish Financial Business Act.

Management is responsible for the preparation and presentation of the interim financial statements. Our responsibility is to express a conclusion on the interim financial statements based on our review.

Scope of review
We conducted our review in accordance with the Danish Standard on Auditing RS 2410, Review of Interim Financial Information Performed by the Independent Auditor. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than the scope of an audit conducted in accordance with Danish Standards on Auditing and therefore provides less assurance that we will become aware of all significant matters that might be identified in an audit. We have not conducted an audit, and, accordingly, we express no audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements have not been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, as well as in accordance with additional Danish disclosure requirements for listed financial institutions. Furthermore, nothing has come to our attention that causes us to believe that the Parent Company's interim financial statements have not been prepared in accordance with the Danish Financial Business Act.

Copenhagen, August 10, 2010

KPMG
Statsautoriseret Revisionspartnerselskab

Per Gunslev — Lars Rhod Søndergaard
State Authorised Public Accountants

Copenhagen, August 10, 2010

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Ole Fabricius — Christian F. Jakobsen
State Authorised Public Accountants

Supplementary information

Conference call

Danske Bank will hold a press conference and a conference call on August 10, 2010, upon the presentation of its interim report for the first half of 2010. The press conference is scheduled for 11.00am CET, and the conference call for 2.30pm CET. The conference call will be webcast live at www.danskebank.com.

Financial calendar

November 2, 2010	Interim Report – First Nine Months 2010
February 10, 2011	Annual Report 2010
March 29, 2011	Annual general meeting
May 10, 2011	Interim Report – First Quarter 2011
August 9, 2011	Interim Report – First Half 2011
November 1, 2011	Interim Report – First Nine Months 2011

Contacts

Peter Straarup, Chairman of the Executive Board	+ 45 45 14 60 01
Tonny T. Andersen, Chief Financial Officer	+ 45 45 14 07 07
Martin Gottlob, Head of Investor Relations	+ 45 45 14 07 92

Useful links

Danske Bank Group	www.danskebank.com
Banking Activities Denmark	www.danskebank.dk
Banking Activities Finland	www.sampobank.com
Banking Activities Sweden	www.danskebank.se
Banking Activities Norway	www.fokus.no
Banking Activities Northern Ireland	www.northernbank.co.uk
Banking Activities Ireland	www.nationalirishbank.ie
Realkredit Danmark	www.rd.dk
Danske Capital	www.danskecapital.com
Danica Pension	www.danicapension.dk

Danske Bank's financial statements are available online at www.danskebank.com/onlinefinancialstatement.

DANSKE BANK A/S HOLMENS KANAL 2-12 / DK - 1092 KØBENHAVN K / TEL +45 33 44 00 00
CVR NR. 61 12 62 28 - KØBENHAVN / WWW.DANSKEBANK.COM